Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of April 26, 2016

among

ExamWorks Group, Inc.

Gold Parent, L.P.

and

Gold Merger Co, Inc.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of April 26, 2016, among ExamWorks Group, Inc., a Delaware corporation (the “Company”), Gold Parent, L.P., a Delaware limited partnership (“Parent”), and Gold Merger Co, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger, pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving company, and each share of Company Common Stock issued and outstanding (other than the Specified Shares) shall be converted into the right to receive Thirty Five Dollars and Five Cents ($35.05) in cash;

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board have approved this Agreement, determined that the terms of this Agreement, including the plan of merger contained in this Agreement (the “Plan of Merger”), are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective equityholders, and declared the advisability of this Agreement;

WHEREAS, the Company Board and the Merger Sub Board have recommended adoption and approval of this Agreement by their respective shareholders;

WHEREAS, the shareholder of Merger Sub has adopted and approved this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company and Parent have entered into an agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which such shareholders have, among other things, agreed to vote all of the shares of voting capital stock of the Company that such shareholders own in favor of the Company Recommendation (as defined herein);

WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain Persons (together with any additional Person that becomes a party to the Rollover Agreement in accordance with its terms, the “Rollover Investors”) have entered into a contribution agreement (the “Rollover Agreement”), pursuant to which each of the Rollover Investors will contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock and Company Restricted Shares (collectively, the “Rollover Shares”) set forth therein (the “Rollover Investment”); and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 9.03.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

Article I.
The Merger

Section 1.01     The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02     Closing. Unless this Agreement shall have been terminated pursuant to Article VIII and unless otherwise agreed in writing between the Company and Parent, the closing (the “Closing”) of the Merger shall take place at the offices of Paul Hastings LLP, 1170 Peachtree Street N.E., Suite 100, Atlanta, Georgia 30309 at 8:00 a.m., Eastern time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), then the Closing shall occur on the earlier to occur of (a) a Business Day during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (b) the final day of the Marketing Period, as the Marketing Period may be extended in accordance with the terms hereof (subject in each case in clause (a) and clause (b) above to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03     Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Delaware Secretary the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04     Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.05     Certificate of Incorporation and By-Laws. The certificate of incorporation of the Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

Section 1.06     Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Article II.
Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) or any shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)     Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates that immediately prior to the Effective Time represented shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)     Cancellation of Parent-Owned Stock; Conversion of Subsidiary-Owned Stock.

(i)     Each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time (other than the Rollover Shares) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. For the avoidance of doubt, the Rollover Shares contributed to Parent immediately prior to the Effective Time shall not be converted into the right to receive the Merger Consideration.

(ii)     Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)     Conversion of Company Common Stock. Subject to Sections 2.02 and 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (x) the Specified Shares and (y) any shares of Company Common Stock the holder of which: (i) has not voted in favor of the Merger and adoption of the Plan of Merger or consented thereto in writing, (ii) has properly demanded appraisal of such shares in the time and manner provided in, and who has otherwise complied with, Section 262 of the DGCL and, (iii) as of immediately prior to the Effective Time, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL (the “Appraisal Shares”), shall be converted into the right to receive Thirty-Five Dollars and Five Cents ($35.05) in cash, without interest (the “Merger Consideration”) subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.02(i). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02     Exchange of Certificates; Payment Fund; Deliverables.

(a)     Paying Agent. Prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration. Immediately prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Certificates, for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund”.

(b)     Letter of Transmittal. As reasonably promptly as practicable after the Effective Time (and in any event within three (3) Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s approval, and shall be prepared prior to the Closing), together with instructions thereto.

(c)     Award Release Agreements. As reasonably promptly as practicable after the date hereof, the Company shall deliver to each holder of record of a Company Stock Award immediately prior to the Effective Time, an Award Release Agreement substantially in the form attached hereto as Exhibit C (an “Award Release Agreement”).

(d)     Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(d), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(e)     No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f)     Termination of Payment Fund. Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon.

(g)     No Liability. None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)     Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to Section 2.02(d), Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(i)     Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Restricted Shares, Company RSU Awards or Company Stock Options pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Restricted Shares, Company RSU Awards or Company Stock Options, as applicable, in respect of which such deduction or withholding was made.

(j)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(k)     Payoff Letters; Customary KYC Material. The Company shall (i) use its commercially reasonable efforts to deliver to Parent, no later than the third Business Day prior to the Closing Date, customary payoff letters relating to the repayment on the Closing Date of the Existing Company Debt and the release of related Liens and (ii) deliver to Parent no later than the third Business Day prior to the Closing Date any Customary KYC Material.

Section 2.03     Appraisal Rights.

(a)     Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to appraisal rights under Section 262 of the DGCL, and who has properly demanded appraisal rights under, and who has otherwise complied with, Section 262 of the DGCL (the “Appraisal Rights”), shall not be converted into or represent a right to receive the Merger Consideration as provided in Section 2.01, but instead the holders of such Appraisal Shares shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL. In such case, at the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except with respect to Appraisal Rights and as provided in this Section 2.03. Notwithstanding the foregoing, if any such holder shall have failed to perfect or shall have otherwise waived, or effectively withdrawn or lost such holder’s Appraisal Rights or a court of competent jurisdiction shall have determined that such holder is not entitled to the Appraisal Rights, then such holder’s shares of Company Common Stock shall no longer be considered Appraisal Shares for the purposes hereof and shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Section 2.01.

(b)     The Company shall provide prompt written notice to Parent of any notices or demands for appraisal by any holder of shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to the Appraisal Rights, and, to the extent permitted by applicable Law, Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands, notices or instruments. The Company shall not, without the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, settle or offer to settle any such demands, notices or instruments.

Section 2.04     Escrow. At the Effective Time, Parent shall deposit with the Escrow Agent, for the benefit of the holders of unvested Company Stock Awards, as more fully discussed in Section 6.04(c), for payment in accordance with Section 6.04 through the Escrow Agent, cash sufficient to pay the Unvested Option Payments and the Unvested Restricted Share/RSU Payments (the “Escrow Amount”). The Escrow Agent will hold the Escrow Funds in escrow pursuant to and in accordance with this Agreement and the Escrow Agreement. All Escrow Funds shall be released to the applicable Company Stock Award holders in accordance with the original vesting schedule and other terms of the Company Stock Options, Company Restricted Shares and Company RSU Awards which are unvested as of the Effective Time, as more fully set forth herein and in the Escrow Agreement. Any release of Escrow Funds to the holders of Company Stock Awards shall be made by distribution to the Surviving Company to be distributed to the applicable Company Stock Award holders via the Surviving Company’s payroll system in the first payroll period after such amount has become due and payable. Subject to and in accordance with the terms and conditions of this Agreement and the Escrow Agreement, on the date that is thirty (30) days after the last remaining Company Stock Award has vested (the “Release Date”), Parent shall direct the Escrow Agent to release any amounts then remaining in the Escrow Account (including any interest, income and profits thereon) to the Surviving Company. The fees and expenses of the Escrow Agent shall be paid by Parent.

Article III.
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, but the disclosure in any section shall be deemed to qualify any other section in this Article III to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section.

Section 3.01     Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all corporate or limited partnership power and authority required to execute and deliver this Agreement and, in the case of the Parent, the Escrow Agreement, and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder and thereunder. Each of Parent and Merger Sub is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary. Prior to the date hereof, the Parent has delivered or made available to the Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws or other charter and organizational documents of Parent and Merger Sub, including all amendments thereto, as in effect on the date hereof.

Section 3.02     Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate or limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement by Parent and (ii) determining that entering into this Agreement is in the best interests of Parent and its equityholders. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement by Merger Sub; (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and its shareholders; (iii) declaring this Agreement advisable; and (iv) recommending that the shareholder of Merger Sub adopt this Agreement and directing that this Agreement be submitted to the shareholder of Merger Sub for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The shareholder of Merger Sub has adopted and approved this Agreement. No other corporate proceedings (including, for the avoidance of doubt, any shareholder approval) on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement (or, in the case of Parent, the Escrow Agreement) or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger as required by the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement (and, in the case of Parent, the Escrow Agreement) constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03     No Conflicts; Consents.

(a)     The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the governing or organizational documents of Parent or Merger Sub; (ii) any Contract material to Parent or Merger Sub to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound; or (iii) subject to the filings and other matters referred to in Section 3.03(b), as of the date hereof, to the Knowledge of Parent, any material judgment, order or decree (“Judgment”), statute, law (including common law), ordinance, rule, regulation or other legal requirements issued, enacted, adopted or promulgated by any Governmental Entities (the foregoing, each a “Law”) or Permit, in each case, applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clause (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)     No registration, declaration, notice, filing, franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals from a Governmental Entity (each a “Permit” and collectively, the “Permits”), consent, approval, clearance, waiver or order (collectively, with the Permits, the “Consents” and each, a “Consent”) of, from or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, arbitration tribunal, administrative agency or commission, other governmental or regulatory authority or instrumentality, whether national, federal, state, county, municipal, provincial, and whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) compliance with, and notification under, the Foreign Acquisitions and Takeover Act of 1975, as amended (the “FATA”), and (C) such other Consents, registrations, declarations, notices or filings set forth on Section 3.03(b) of the Parent Disclosure Letter, (ii) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.04     Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.05     Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.06     Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 3.07     Merger Sub. Merger Sub is an indirect wholly owned subsidiary of Parent. Since its date of incorporation, Merger Sub has neither carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.08     Delaware General Corporation Law. Neither Parent nor Merger Sub, nor any affiliate or associate of either of the foregoing, is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. None of Parent or its Subsidiaries, nor any controlling shareholders or members, general partners, officers or directors of the foregoing, beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) more than one percent (1%) of the outstanding shares of Company Common Stock or any options, warrants or other rights to acquire more than one percent (1%) of the outstanding shares of Company Common Stock.

Section 3.09     Financing.

(a)     Parent has delivered to the Company complete and correct copies of (i) one or more fully executed commitment letters and any related Redacted Fee Letters (collectively, the “Debt Commitment Letter”) from the financial institutions named therein, pursuant to which such financial institutions have committed, upon the terms and subject only to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated by this Agreement and (ii) fully executed commitment letters (each such letter, an “Equity Commitment Letter”, and collectively, the “Equity Commitment Letters”) from funds Affiliated with Leonard Green & Partners, L.P. (“LGP”) and Hux Investment Pte. Ltd. (“Hux”) (each of LGP and Hux, an “Investor”, and collectively, the “Investors”), pursuant to which the Investors have committed, upon the terms and subject only to the conditions set forth therein, to provide the equity financing described therein in connection with the transactions contemplated by this Agreement. The Debt Commitment Letter and, as the context requires, any other debt commitment letter executed pursuant to Section 5.06(c) are hereinafter referred to together as the “Debt Commitment Letters”; and the Debt Commitment Letters and the Equity Commitment Letters are hereinafter referred to collectively as the “Commitment Letters”. The debt facilities contemplated by the Debt Commitment Letters, together with any private placement of unsecured notes (“Notes”) to finance the transactions contemplated by this Agreement (a “Notes Offering”), are hereinafter referred to as the “Debt Financing” and the financing contemplated pursuant to the Equity Commitment Letters is hereinafter referred to as the “Equity Financing”. The financings contemplated pursuant to the Debt Commitment Letters and the Equity Commitment Letters, respectively, are hereinafter referred to collectively as the “Financing”.

(b)     The Commitment Letters are in full force and effect and are legal, valid and binding obligations of Parent and Merger Sub, and to the Knowledge of Parent, the other parties thereto (and the Company has been designated as a third party beneficiary of the Equity Commitment Letters as provided therein) and enforceable in accordance with their respective terms against each of the parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. All commitment fees and other fees required to be paid thereunder have been paid in full or will be duly paid in full as and when due, and Parent and Merger Sub have otherwise satisfied all of the other terms and conditions required to be satisfied by them pursuant to the terms of the Commitment Letters on or prior to the date hereof. The Commitment Letters have not been amended, modified, withdrawn or terminated in any respect on or prior to the date hereof, and no such amendment, modification or termination is contemplated as of the date hereof other than as would not require a consent or waiver of this Agreement. As of the date hereof no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default by Parent or Merger Sub or any of its Affiliates thereunder or otherwise result in any portion of the Financing contemplated thereby to be unavailable. The consummation of the Financing and the obligation of the parties under the Commitment Letters to make the full amount of the Financing available to Parent at the Closing are subject to no conditions precedent other than those expressly set forth in the copies of the Commitment Letters delivered to the Company. Except as set forth in Section 3.09(b) of the Parent Disclosure Letter and except for the Commitment Letters and the Redacted Fee Letter, as of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the Financing. As of the date hereof, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the funding of the full amount of the Financing will not be satisfied or the Financing will not be consummated and available in full on or before the date of the Closing. The aggregate proceeds of the Financing will be sufficient to enable Parent and Merger Sub to consummate the Merger on the terms contemplated by this Agreement, and to make all payments contemplated by this Agreement, including payment of the Merger Consideration, repayment or refinancing of any Indebtedness required as a result of the consummation of the Merger, and all fees and expenses in connection with the Merger and the other transactions contemplated hereby, assuming the satisfaction of the conditions in Section 7.01 and Section 7.03 and the accuracy of the representations and warranties set forth in Section 4.03(a).

(c)     The equity investment by each Investor under its Equity Commitment Letter is not subject to any condition other than the conditions set forth in such Equity Commitment Letter. The provisions of this Section 3.09 shall not result in a failure of a condition pursuant to Section 7.02(a) if Parent is capable of financing the transactions contemplated by this Agreement on the Closing Date, notwithstanding the provisions of this Section 3.09.

Section 3.10     Solvency of the Surviving Company Following the Merger. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy, in all material respects, of the representations and warranties of the Company in this Agreement and material compliance by the Company with the covenants contained in this Agreement and (iii) the most recent financial forecasts of the Company and the Company Subsidiaries delivered to Parent have been prepared in good faith, immediately after giving effect to the transactions contemplated by this Agreement, payment of all amounts to be paid on the Closing Date, including the aggregate Merger Consideration, repayment or refinancing of any Indebtedness in connection with the transactions contemplated by this Agreement or the Commitment Letters, if any, and payment of all related fees and expenses, the Surviving Company and its Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 3.10, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 3.11     Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed guarantee of the Investors in the form attached as Exhibit D to this Agreement (the “Guarantee”). The Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the respective Investors, enforceable against them in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Investor under the Guarantee.

Section 3.12     Certain Arrangements. Except (x) as set forth in Section 3.12 of the Parent Disclosure Letter, (y) for the Rollover Agreement and (z) for the Voting Agreement, as of the date of this Agreement, there are no Contracts or commitments to enter into any Contract between Parent, Merger Sub, the Investors or any of their Affiliates, on the one hand, and (i) any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or any of the Company Subsidiaries or the transactions contemplated by this Agreement, (ii)  any holder of shares of Company Common Stock, on the other hand, pursuant to which such holder would be entitled to receive in respect of the Merger consideration for its Company Common Stock of a different amount or nature than the Merger Consideration, or (iii) any stockholder of the Company, on the other hand, pursuant to which such stockholder agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 3.13     Acknowledgement by Parent and Merger Sub.

(a)     Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article IV, including the Company Disclosure Letter.

(b)     In connection with the due diligence investigation of the Company and each of the Company Subsidiaries by Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and each of the Company Subsidiaries and their businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against any of the Company or any of the Company Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of the Company Subsidiaries, nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

Section 3.14     No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

Article IV.
Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except (i) as set forth in or qualified by the Company SEC Documents furnished or filed and publicly available after January 1, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents ”) other than in any “risk factor” disclosure, any “forward looking statements” or any other disclosures which are similarly cautionary, predictive or forward looking in nature; provided that nothing disclosed in such Filed Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Section 4.03, Section 4.05(c) and the first sentence of Section 4.08), or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, but the disclosure in any section shall be deemed to qualify any other section in this Article IV to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section.

Section 4.01     Organization, Standing and Power. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be in good standing has not had a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its businesses in all material respects as presently conducted. Each of the Company and the Company Subsidiaries is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”). Each of the Company and the Company Subsidiaries is in compliance with the provisions of their respective Charter Documents in all material respects.

Section 4.02     Company Subsidiaries.

(a)     Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of incorporation or formation of each Company Subsidiary.

(b)     All of the outstanding Equity Securities in each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned, of record and beneficially, by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens, and (with the exception of the Company Restricted Shares) free of any other material pre-emptive right or material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws and the Existing Company Debt.

(c)     Except (i) as set forth on Section 4.02(a) of the Company Disclosure Letter, or (ii) for Equity Securities acquired after the date of this Agreement without violating any covenant or agreement set forth herein, none of the Company or any Company Subsidiary owns, directly or indirectly, any Equity Securities in any Person, in each case, other than securities in a publicly traded company held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business and consisting of less than five percent (5%) of the outstanding capital stock of such company.

(d)     Except (i) as set forth on Section 4.02(d) of the Company Disclosure Letter, there are no outstanding Contracts obligating the Company or any of its Subsidiaries to acquire Equity Securities of any Person. Neither the Company nor any of its Subsidiaries is a party to any Contract that obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Equity Securities of any of them.

Section 4.03     Capital Structure.

(a)     The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock and 50,000,000 shares of Preferred Stock (the “Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on April 25, 2016, (i) 41,238,210 shares of Company Common Stock were issued and outstanding; (ii) no shares of Preferred Stock were issued and outstanding; and (iii) 4,174,809 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan (of which 3,609,862 shares of Company Common Stock were issuable upon exercise of outstanding Company Stock Options with a weighted average exercise price of $13.06 per share and of which 1,393,345 shares of Company Common Stock were issuable pursuant to the Company RSU Awards). Section 4.03(a) of the Company Disclosure Letter sets forth a complete and accurate list, at the close of business on April 25, 2016, of (A) all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant and the restrictions applicable to such Company Stock Options; (B) all outstanding Company Restricted Shares, indicating with respect to such Company Restricted Shares the name and holder thereof, the number of shares of Company Common Stock held and the restrictions applicable to such Company Restricted Shares; and (C) all outstanding Company RSU Awards, indicating with respect to such Company RSU Awards the name and holder thereof, the number of shares of Company Common Stock subject to such Company RSU Award and the restrictions applicable to such Company Common Stock. The only outstanding Company Stock Awards are the Company Stock Options, the Company Restricted Shares and the Company RSU Awards issued under the Company Stock Plan. The Company has made available to Parent complete and accurate copies of the Company Stock Plan, the standard forms of all stock option agreements evidencing Company Stock Options and the standard forms of all agreements evidencing Company Restricted Shares and Company RSU Awards. Except as set forth in this Section 4.03(a) and Section 4.03(a) of the Company Disclosure Letter, at the close of business on April 25, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.

(b)     All outstanding shares of Company Common Stock (including Company Restricted Shares) are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options or the vesting of Company RSU Awards pursuant to the Company Stock Plan and applicable award agreements will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound.

(c)     All grants of equity awards or other rights with respect to shares of Company Common Stock to current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary have been made in accordance with the terms of the Company Stock Plan and award agreements thereunder and any policy of the Company or the Board of Directors of the Company (the “Company Board”) (including any committee thereof) relating to the grant of such awards or rights.

(d)     Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any Equity Securities of the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities of the Company or any Company Subsidiary or (z) any rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any other Equity Security of the Company or any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary.

(e)     Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of, vesting or settlement of Company Stock Awards, and (iii) forfeitures of Company Stock Awards, there are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of Section 4.03(d). There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s shareholders may vote (“Company Voting Debt”), nor are there any outstanding obligations of the Company or any of its Subsidiaries to grant, issue or sell any Company Voting Debt. None of the Company or any of the Company Subsidiaries is a party to or is bound by any voting agreement with respect to the voting, sale or transfer of any capital stock or voting securities of, or other equity interests in, the Company. None of the Company or any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(f)     Except as set forth in Section 4.03(f) of the Company Disclosure Letter, as of the date of this Agreement, there is no outstanding Indebtedness of the Company or any Company Subsidiary other than as reflected in the Company Balance Sheet or incurred (i) in connection with the Existing Company Debt after the date of the Company Balance Sheet, (ii) in the Ordinary Course of Business after the date of the Company Balance Sheet, or (iii) between or among the Company and any Company Subsidiary.

Section 4.04     Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated by this Agreement and the Escrow Agreement, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the voting power of all shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”). The Company Board or a duly appointed committee thereof has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement and the Escrow Agreement, (ii) determining that entering into each of this Agreement and the Escrow Agreement is in the best interests of the Company and its shareholders, (iii) recommending that the Company’s shareholders adopt this Agreement and directing that this Agreement be submitted to the Company’s shareholders for adoption at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”) and (iv) to the extent necessary, having the effect of causing the execution, delivery or performance of this Agreement and the Escrow Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement not to be subject to any state takeover Law or similar Law that might otherwise apply to such execution, delivery, performance or consummation. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger as required by the DGCL). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.05     No Conflicts; Consents.

(a)     Except as set forth in Section 4.05(b) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the Charter Documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Company Permit, Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than (x) in the case of clause (ii) above, any matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, and (y) in the case of clause (iii) above, any matter that would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

(b)     No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in preliminary and definitive forms, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) (A) compliance with and filings under the HSR Act, (B) compliance with, and notification under, FATA, and (C) such other Consents, registrations, declarations, notices or filings set forth on Section 4.05(b) of the Company Disclosure Letter; (iii) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of such jurisdictions in which the Company or a Company Subsidiary is licensed, registered or qualified to do business; (iv) compliance with the NYSE rules and regulations; (v) such consents as may be required under Contracts pursuant to which a Governmental Entity is a customer; and (vi) such consents or notices as may be required under or with respect to Company Permits, the failure to obtain which would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

(c)     The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s Equity Securities necessary for the adoption of this Agreement and consummation of the transactions contemplated hereby (including the Merger).

Section 4.06     SEC Documents; Undisclosed Liabilities.

(a)     The Company has furnished or filed, on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company or any Company Subsidiary with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”).

(b)     Each Company SEC Document (i) at the time filed (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the matters underlying such Company SEC Document and (ii) did not at the time it was filed (and if amended or superseded by a filing or amendment, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff in respect of the Company SEC Documents. Each of the consolidated financial statements of the Company (including all related notes or schedules) included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable report, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows as of the dates thereof and for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)     Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2015 (the “Company Balance Sheet”) (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the Ordinary Course of Business since December 31, 2015, (iv) for liabilities and obligations that have been discharged or paid in full in the Ordinary Course of Business and (v) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP. There are no off-balance sheet arrangements to which the Company or any of the Company Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Reports or any obligations of the Company or any of the Company Subsidiaries to enter into any such arrangements. There are no unconsolidated Company Subsidiaries.

(d)     Each of the principal executive officers of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents. Since January 1, 2014, subject to any applicable grace periods, to the Knowledge of the Company, the Company and each of its officers and directors have been and are in compliance with the applicable listing and corporate governance rules and regulations of the NYSE, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e)     The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f)     The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)     To the Knowledge of the Company, since January 1, 2014 through the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies or material weaknesses in its internal controls and procedures over financial reporting and (ii) written allegation of any fraud that involves management of the Company or any other employees of the Company or the Company Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures, except in each case as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Except as set forth on Section 4.06(g) of the Company Disclosure Letter, since January 1, 2014, (x) except for matters fully resolved prior to the date of this Agreement, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by any such entity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any of its Subsidiaries or any of their respective directors, officers or employees to the General Counsel or Chief Executive Officer of the Company.

Section 4.07     Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders, or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08     Absence of Certain Changes or Events. Since December 31, 2015 to the date of this Agreement, (a) each of the Company and its Subsidiaries conducted its respective businesses in the Ordinary Course of Business, (b) there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (c) no action has been taken with respect to the Company or any of its Subsidiaries which, if taken after the date of this Agreement and prior to the Effective Time, would constitute a violation of Section 5.01(a), Section 5.01(c), Section 5.01(d), Section 5.01(e), Section 5.01(i), Section 5.01(j) (other than clause (v) thereof), Section 5.01(l), Section 5.01(n) or Section 5.01(o).

Section 4.09     Taxes.

(a)     Except for matters that would not reasonably be expected to result in a liability material to the Company and the Company Subsidiaries, taken as a whole: (i) each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all federal and other Tax Returns required to have been filed and such Tax Returns are accurate and complete; (ii) each of the Company and each Company Subsidiary has paid all federal and other Taxes required to have been paid by it (whether or not shown on any Tax Return) other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP; (iii) no deficiency or adjustment for any Tax has been proposed, asserted or assessed by a Governmental Entity against the Company or any Company Subsidiary which in the case of a deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP; (iv) none of the Company or any Company Subsidiary has failed to withhold, collect or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder or any other Person; (v)  no claim has been received in writing from any taxing authority within the last three (3) years that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns; and (vi) none of the Company or any Company Subsidiary has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law), as a transferee or successor, by contract, or otherwise.

(b)     None of the Company or any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries) where the Company or any Company Subsidiary may be required to make a payment.

(c)     As of the date hereof, there are no material Liens for Taxes against any asset of the Company or any Company Subsidiary (other than Permitted Liens).

(d)     None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) entered into before the Closing, (iii) installment sale or open transaction disposition made before the Closing, or (iv) prepaid amount received before the Closing.

(e)     Within the past two (2) years, none of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f)     The Company is not and never has been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) of the Code within the past five (5) years.

(g)     None of the Company or any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of state or foreign Law).

(h)     Except with respect to the representations and warranties set forth in Section 4.10 and 4.11, the representations and warranties set forth in this Section 4.09 are the Company’s sole and exclusive representations relating to Taxes.

Section 4.10     Benefits Matters; ERISA Compliance.

(a)     Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of each Company Benefit Plan. With respect to each Company Benefit Plan set forth in Section 4.10(a) of the Company Disclosure Letter, the Company has made available to Parent true and complete copies of such Company Benefit Plan and, to the extent applicable, (i) the most recent annual report on Form 5500 (or similar filing under applicable Law) filed with the U.S. Department of Labor; (ii) the most recent summary plan description for which such summary plan description is required; (iv) each trust agreement, group annuity contract or insurance policy; and (iii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter. For purposes of this Agreement, “Company Benefit Plans” means, collectively, all material “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material pension, retirement, superannuation, deferred compensation, equity or equity-based compensation, severance, retention, change in control, disability, death benefit, hospitalization, medical or other plans providing, or designed to provide, material employee benefits to any current or former directors, officers, employees or natural person independent contractors of the Company or any Company Subsidiary in any jurisdiction or pursuant to which the Company or any Company Subsidiary may have material liability, whether absolute or contingent, other than benefit plans established by Law or maintained by a Governmental Entity. The Company has made available to Parent the forms of employment agreement for employees of any Company Subsidiary who are employed in the UK and have an annualized base salary of more than $250,000. Except as set forth on Section 4.10(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary operates, contributes to or provides any employee benefit trust.

(b)     Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened.

(c)     (i) No Company Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code (a “Company Pension Plan”); (ii) no Company Pension Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (iii) none of the Company and the Company Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; (iv) neither the Company nor any Company Subsidiary is or has at any time been the employer, or connected with or an associate of (as those terms are used in the UK Pensions Act 2004) the employer in a UK defined benefit pension plan; and (v) no Company Benefit Plan is or is intended to be a “registered pension plan,” a “deferred profit-sharing plan,” a “retirement compensation arrangement,” a “registered retirement savings plan,” or a “tax-free savings account” as such terms are defined in the Income Tax Act (Canada).

(d)     No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment other than (i) for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law; (ii) benefits under insured plans maintained by the Company providing such benefits in the event an employee is disabled at the time of termination of the employee’s employment with the Company and the conversion privileges provided under such insured plans; or (iii) deferred compensation benefits accrued as liabilities on the books of the Company and disclosed on its financial statements.

(e)     Each Company Benefit Plan has been administered in accordance with its terms and in compliance with ERISA (if applicable), the Code and all other applicable Laws, except for such instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Other than routine claims for benefits, no action, suit or claim is pending or to the Knowledge of the Company threatened against any Company Benefit Plan.

(f)     Except as contemplated by the terms of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, or natural person independent contractor of the Company or any of its Subsidiaries to any material payment, except as expressly provided in this Agreement; (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, or natural person independent contractor; or (iii) accelerate the time of payment or vesting of amounts due any such director, employee, or independent contractor. Except as set forth on Section 4.10(f) of the Company Disclosure Letter, no amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code as a result of the occurrence of the transactions contemplated by this Agreement, either alone or in combination with another event.

(g)     Except for such non-payment or non-disclosure that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, all material contributions required to be made to any Company Benefit Plan by applicable Law, regulation, or any plan document, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have in all material respects been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been in all material respects fully reflected on the financial statements set forth in the Company SEC Documents.

(h)     Any Company Benefit Plan that has been adopted or maintained by the Company or any Company Subsidiary principally for the benefit of employees outside the United States (“Non-U.S. Plan”) has been maintained with its terms and conditions and with all applicable laws, rules and regulations (including any special provisions relating to the tax status of contributions to, earnings of, or distributions from such Non-U.S. Plan where the applicable Non-U.S. Plan was intended to have such tax status), except for such instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Each Non-U.S. Plan that is required to be registered with any Governmental Entity has been so registered and has been maintained in all material respects in good standing with all applicable Governmental Entities, except for such failure to register or maintain in good standing that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole.

Section 4.11     Litigation. Except as set forth in Section 4.11 of the Company Disclosure Letter, as of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing, and in the past two (2) years there has been no suit, action or other proceeding, against the Company or any Company Subsidiary or any of their respective properties or assets, nor is the Company or any Company Subsidiary a party to any, settlement agreement or similar agreement imposed by any Governmental Entity, nor to the Knowledge of the Company, is there any material Judgment outstanding against, or material investigation by any Governmental Entity involving, the Company or any Company Subsidiary, in each case, except as is not, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.12     Compliance with Applicable Laws. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (a) none of the Company and its Subsidiaries is, or since January 1, 2014 has been, in violation of or default under any Law; (b) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has, since January 1, 2014 through the date hereof, received any written notice alleging any violation with respect to, any Laws applicable thereto; (c) the Company and each Company Subsidiary has all Permits from Governmental Entities necessary or required under applicable Law to conduct their businesses as now being conducted (collectively, “Company Permits”); and (d) each of the Company and the Company Subsidiaries is, and since January 1, 2014 has been, in compliance in all respects with the terms of the Company Permits.

Section 4.13     Environmental Matters. To the Knowledge of the Company, (a) the Company and the Company Subsidiaries are, and have been since January 1, 2014, in compliance with applicable federal, state, and local laws (including common law) governing pollution, the protection of human health or the environment (“Environmental Law”), which compliance includes possession of required permits and authorizations, (b) none of the Company or any Company Subsidiary has received any written notice or claim that remains outstanding from a Governmental Entity or any other Person that alleges that the Company or any Company Subsidiary is in violation of or is liable under applicable Environmental Law, and (c) none of the Company and the Company Subsidiaries has “released” any “hazardous” or “toxic” substance, material or waste (as those terms are defined under applicable Environmental Law) at any location which release remains unresolved or liability remains outstanding, and, in the case of clauses (a), (b) or (c), except as would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties set forth in this Section 4.13 are the Company’s sole and exclusive representations relating to environmental matters of any kind.

Section 4.14     Contracts.

(a)     As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)     Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of the following Contracts to which the Company or any Company Subsidiary is a party:

(i)     each Contract that limits or purports to limit in any material respect the ability of the Company or any of the Company Subsidiaries to conduct its business as presently conducted in the Ordinary Course of Business or to sell, transfer, pledge, or otherwise dispose of any material amount of its assets or its business;

(ii)     each Contract (x) pursuant to which $5,000,000, individually or in the aggregate, of Indebtedness (other than Indebtedness described in clause (viii) of the definition of Indebtedness) of the Company or any of the Company Subsidiaries is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries, (y) that guarantees any Indebtedness of a third party, or (z) granting any Person, or otherwise creating in favor of any Person, a Lien on all or any portion of the assets of the Company or its Subsidiaries other than Permitted Liens;

(iii)     excluding award agreements for Company Stock Awards, each Contract that is an employment or consulting agreement with any executive officer or other employee of the Company or any Company Subsidiary or member of the Company Board earning an annual base salary from the Company or any Company Subsidiary in excess of $350,000 or which provides for a contractual severance entitlement of more than twelve (12) months’ compensation (excluding entitlements mandated by applicable law) or a change in control provision;

(iv)     each partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries or securities of publicly traded companies held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business;

(v)     except for Contracts of a type contemplated by clause (iii), each material Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than five percent (5%) of the shares of Company Common Stock outstanding as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents;

(vi)     each Contract (A) entered into since January 1, 2013 that involves the disposition to another Person, or acquisition from another Person, of any Person or assets comprising a business for aggregate consideration in excess of $15,000,000 or (B) that contains unpaid “earn-out” or similar purchase price obligations in excess of $2,500,000;

(vii)     except for Contracts of a type contemplated by clause (vi), each Contract (or series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets (other than inbound licenses of Intellectual Property Rights, which is addressed in Section 4.16) providing for annual payments by the Company and the Company Subsidiaries or to the Company and the Company Subsidiaries, respectively, of $5,000,000 and which is not terminable by either party on less than 90 days’ written notice without material penalty;

(viii)     each Contract with a customer which had a dollar volume of sales for the twelve (12) months ended December 31, 2015 in excess of $3,500,000 that grants “most favored nation” status;

(ix)     each contract with any Governmental Entity which had a dollar volume of sales for the twelve (12) months ended on December 31, 2015 in excess of $5,000,000;

(x)     each Contract with the Top Customers; and

(xi)     each Contract in respect of any interest rate protection, commodity or currency hedge, swaps, puts, calls, options or similar derivative products;

provided that the following Contracts shall not be required to be listed on Section 4.14(b) of the Company Disclosure Letter, shall not be required to made available to Parent pursuant to this Section 4.14(b), and shall not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more wholly-owned Company Subsidiaries, on the other hand, or between one or more wholly-owned Company Subsidiaries, and (3) any Real Estate Lease (any such Contract in clauses (1), (2) and (3), an “Excluded Contract”). Each Contract described in this Section 4.14(b), each Contract set forth on Section 4.16(b) of the Company Disclosure Letter and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c)     Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one or more of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and (ii) each such Material Contract is in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof) or which is terminated in accordance with the terms thereof by the Company in the Ordinary Course of Business. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of the Company Subsidiaries is in breach or default (with or without notice or lapse of time, or both) under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is in breach or default (with or without notice or lapse of time, or both) thereunder. Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

(d)     Except: (1) matters fully resolved prior to January 1, 2015, (2) as set forth on Section 4.14(d) of the Company Disclosure Letter, or (3) as would not be reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) no party to an Acquisition Agreement (including the Company or any of its Subsidiaries) has made any claim for indemnification (including under a representations and warranties insurance policy related to the transactions contemplated thereby), or has been otherwise involved in any dispute, under or in connection with any Acquisition Agreement, nor does the Company or any of its Subsidiaries anticipate or contemplate any such claim or dispute, and (ii) the Company has no Knowledge of any facts, circumstances, events or occurrences that would give rise to any claims or disputes under, or in connection with, any Acquisition Agreement (by any of the parties thereto), including under a representations and warranties insurance policy related to the transactions contemplated thereby.

Section 4.15     Properties.

(a)     Section 4.15(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a complete and correct list of all real property owned in whole or in part by the Company and each Company Subsidiary (such real property, together with all buildings, structures, fixtures and improvements erected or located thereon, the “Owned Real Property”). The Company and each Company Subsidiary has good, valid and insurable title to the Owned Real Property (which, in each case, shall exclude, for the avoidance of doubt, any intangible properties) except in respects that have not had and would not be reasonably expected to have a Company Material Adverse Effect. All of the Owned Real Property is owned free and clear of all Liens, except for Permitted Liens. There are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. None of the Company and the Company Subsidiaries is a party to any Contract or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, their respective businesses that is material to the Company and the Company Subsidiaries, taken as a whole. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b)     Section 4.15(b) of the Company Disclosure Letter contains, as of the date of this Agreement, a true and complete list of all real property that is not Owned Real Property which is leased, subleased, sub-subleased or licensed to, or otherwise occupied by, the Company and the Company Subsidiaries, as applicable, pursuant to an agreement providing for annual payments by the Company and the Company Subsidiaries in excess of $250,000 in the year ended December 31, 2016 (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), and sets forth a list of any and all material leases, subleases, sub-subleases, licenses, sub-licenses, concessions, ground leases, occupancy agreements, purchase options and other arrangements to which the Company or any Company Subsidiary is a party with respect thereto providing for annual payments by the Company and the Company Subsidiaries in excess of $250,000 in the year ended December 31, 2016 (collectively, the “Real Estate Leases”). True and complete copies of all Real Estate Leases (including all material modifications, amendments, supplements, waivers, side letters, extensions and guaranties thereto) have been made available to Parent.

(c)     Each Real Estate Lease (i) is in full force and effect and constitutes the valid and legally binding obligation of (A) the Company or the applicable Company Subsidiary which is a party thereto, as applicable, and (B) to the Knowledge of the Company, the other parties thereto, enforceable in accordance with its terms, subject to: (x) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (y) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Parent and represents the entire agreement between the Company or the applicable Company Subsidiary and the applicable lessor; and (iii) except with respect to any Permitted Liens granted under the terms of any of the Real Estate Leases, has not been assigned in any manner by the Company or any of the applicable Company Subsidiaries (and the Company and the applicable Company Subsidiaries have not granted a security interest therein), other than, in each case, any matters that have not had and would not reasonably be expected to have, a Company Material Adverse Effect; and none of the Company or any of the Company Subsidiaries is in breach or default under any Real Estate Lease, other than any matters that have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(d)     To the Knowledge of the Company, as of the date hereof, there are no pending condemnation proceedings with respect to any of the Owned Real Property that affect the use, operation or maintenance thereof as the same are now being used, operated or maintained, and neither the Company nor the applicable Company Subsidiary has received written notice of any intended public improvements which will or could result in any charges being assessed against any of the Real Property which would result in a material lien upon any of the Real Property.

Section 4.16     Intellectual Property.

(a)     Section 4.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all registrations and applications for registration for Patents, Trademarks and Copyrights owned by the Company and the Company Subsidiaries (“Registered Intellectual Property Rights”). Each item of the Registered Intellectual Property Rights is subsisting and, to the Knowledge of the Company, valid and enforceable except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)     Except as would not reasonably be expected to have a Company Material Adverse Effect the Company or a Company Subsidiary owns, is licensed or otherwise has the right to use all Intellectual Property Rights used or held for use in the operation of the business of the Company and the Company Subsidiaries; provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation, or other violation of third-party Intellectual Property Rights. The Company or a Company Subsidiary is the sole and exclusive owner of all Owned Intellectual Property Rights, in each case, free and clear of all Liens other than Permitted Liens, except where the lack of such ownership has not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 4.16(b) of the Company Disclosure Letter sets forth a complete and correct list of all Contracts pursuant to which (i) the Company or any Company Subsidiary has received a license to any Intellectual Property Rights that are material to the operation of the business of the Company or such Company Subsidiary (as applicable) from any third party (excluding Off the Shelf Software), provided, however, that the Company has provided the names but not the applicable Contracts for software that is commercially available and licensed by the Company or the Company Subsidiaries under standard terms with total annual license, maintenance, support and other fees, in the aggregate, at or in excess of $250,000 in the year ended December 31, 2015, and (ii) the Company or any Company Subsidiary has granted any exclusive license to any third party to any material Owned Intellectual Property Rights.

(c)     To the Knowledge of the Company, the operation of the business of the Company and the Company Subsidiaries as presently conducted does not currently infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of third parties except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.16(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has, since January 1, 2014 (or earlier, if presently not resolved) through the date hereof, received any written charge, complaint, claim, demand or notice, in each case, alleging the Company or any of the Company Subsidiaries has infringed upon, misappropriated, or otherwise violated any Intellectual Property Rights of any other Person that, in each case, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The foregoing representations and warranties in this Section 4.16(c) are the sole representations and warranties herein with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any Company Subsidiary.

(d)     To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, the Owned Intellectual Property Rights are not being infringed upon, misappropriated, or otherwise violated by any Person, nor has the Company or Company Subsidiaries, since January 1, 2014 (or earlier, unless the Company reasonably believes such matter to be presently resolved or no longer in dispute) through the date hereof, made or asserted any written complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation.

(e)     The Company and the Company Subsidiaries have taken commercially reasonable steps to protect their respective confidential information and trade secrets, as well as any Personal Information held or processed by the Company or the Company Subsidiaries. Since January 1, 2014, the Company and the Company Subsidiaries have been and are currently operating in compliance, in all material respects, with all applicable Information Privacy and Security Laws, and, to the Knowledge of the Company, no officer or director of the Company, has engaged in any act on behalf of such entity that violates in any respect any Information Privacy and Security Laws, in each case except as would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity of any violation of any Information Privacy and Security Laws by the Company or any of the Company Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have established and maintain commercially reasonable data and information security programs and privacy policies. Since January 1, 2014, the Company and the Company Subsidiaries have complied in all respects with all rules, policies and procedures established by the Company and the Company Subsidiaries (as applicable) from time to time with respect to privacy, data security, or collection and use of Personal Information and user information gathered or accessed in the course of the operations of the Company and the Company Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, to the Knowledge of the Company, neither the Company nor any Company Subsidiaries has made or suffered any unauthorized acquisition, access, use or disclosure of any Personal Information that, individually or in the aggregate, compromises the security or privacy of such Personal Information or otherwise acted in a manner that would trigger a notification or reporting requirement under any Information Privacy and Security Laws, in each case except as would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, neither the Company nor any of the Company Subsidiaries has notified, either voluntarily or as required by law, any affected individual, any Governmental Entity, or the media, of any breach of Personal Information, and none of the Company and the Company Subsidiaries is planning to conduct any such notification or investigating whether any such notification is required, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.17     Labor Matters. None of the Company or the Company Subsidiaries is party to any collective bargaining or enterprise agreement with any of its employees (“Collective Bargaining Agreements”). As of the date of this Agreement and except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to employees of the Company or any of its Subsidiaries: (a) there are no labor-related strikes, walkouts or lockouts pending or, to the Knowledge of the Company, threatened in writing, and no such event has occurred in the last three years; (b) to the Knowledge of the Company, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Company or any Company Subsidiary; (c) to the Knowledge of the Company, no labor union or group of employees has made a presently pending written demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and (d) no trade union has applied to have the Company or any Company Subsidiary declared a related employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company or any Company Subsidiary operates. Except as set forth on Section 4.17 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has misclassified any individual providing services to the Company or any Company Subsidiary as an independent contractor rather than as an employee or any employee as exempt from overtime versus non-exempt, except for such misclassification that would not, individually or in the aggregate, reasonably be expected to incur Liability material to the Company and the Company Subsidiaries taken as a whole. To the extent any employee of the Company or any Company Subsidiary has within the past six years transferred to his employer pursuant to a relevant transfer under the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (“TUPE”), the Company and each Company Subsidiary have complied with TUPE in all material respects except for except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to incur Liability material to the Company and the Company Subsidiaries taken as a whole.

Section 4.18     Anti-Takeover Provisions.

(a)     Assuming the accuracy of the representation contained in Section 3.08, no further action is required by the Company Board or any committee thereof or the shareholders of the Company to render inapplicable the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL or the definitions in the DGCL related thereto, as it relates to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, and there are no other “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover Laws applicable to the transactions contemplated by this Agreement.

(b)     There is no takeover-related provision in the Company Charter or the Company By-laws, or any stockholder rights plan or similar agreement applicable to Parent, this Agreement, the Escrow Agreement or the Merger that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger.

Section 4.19     Brokers’ Fees and Transaction Expenses. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C and Goldman, Sachs & Co. (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided to Parent its good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses (including paid or payable to the Company Financial Advisors) the Company has incurred or will incur following the date hereof, in each case to any Representative of the Company that is expected to be paid in excess of $500,000 in connection with the negotiation, execution and consummation of this Agreement or otherwise in connection with the transactions contemplated hereby.

Section 4.20     Opinions of Financial Advisors. The Board of Directors of the Company has received the separate oral opinion of each of the Company Financial Advisors (which opinion will be confirmed by delivery of a written opinion, dated as of the date of this Agreement) to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent, the Rollover Investors and their affiliates) of Company Common Stock is fair, from a financial point of view, to such holders of Company Common Stock entitled to receive such Merger Consideration. Copies of the written opinions will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 4.21     Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance policies with reputable insurance carriers against all risks sufficient to comply with applicable Law. Except for matters which have not, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date hereof, all such insurance policies are in full force and effect, no written notice of cancellation, non-renewal or modification has been received, and there is no existing default or event which would constitute (with or without notice or lapse of time, or both) a default, by any insured thereunder. Neither the Company nor any of its Subsidiaries has had any material insurance claim denied with respect to its respective business or assets since January 1, 2014.

Section 4.22     Interested Party Transactions. Except as disclosed in the Company SEC Documents or in Section 4.22 of the Company Disclosure Letter, since January 1, 2015, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.23     Compliance with Health Care Laws.

(a)     Except as set forth on Section 4.23(a) of the Company Disclosure Letter, except as is not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries is, and at all times since January 1, 2014, has been, in compliance in all respects with all applicable foreign, federal, state and local health care Laws including those Laws related to: (i) workers’ compensation programs, independent medical examinations, utilization, and peer review, (ii) the corporate practice of medicine doctrine, (iii) selection, credentialing, and use of health care providers, (iv) fraud and abuse, false claims, anti-kickback, and fee-splitting Laws, including those that apply to all payors, (v) Medicare Set Asides, including 42 U.S.C. § 1395y(b), and (vi) the regulations promulgated pursuant to such Laws, each as amended from time to time (collectively, “Health Care Laws”).

(b)     Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, (i) each of the health care providers with whom any of the Company and the Company Subsidiaries has a direct or indirect contractual relationship (“Providers”) has all Permits required by any applicable Governmental Entity under applicable Health Care Laws, and (ii) none of the Providers is in default or violation of any Health Care Law applicable to such Provider.

(c)     Since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received any notice or communication from any Governmental Entity of any noncompliance by, or liability of, the Company or the Company Subsidiaries under any Health Care Law that would be material to the Company and the Company Subsidiaries, taken as a whole. Except as set forth on Section 4.23(c) of the Company Disclosure Letter, since January 1, 2014, none of the Company, the Company Subsidiaries, or their respective directors, officers, employees and, to the Knowledge of the Company, agents, has been debarred, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program, including workers’ compensation programs.

Section 4.24     Customers. Section 4.24 of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest customers of the Company and the Company Subsidiaries (the “Top Customers”), by dollar volume of sales for the twelve (12) months ended on December 31, 2015. Except as set forth on Section 4.24 of the Company Disclosure Letter, as of the date hereof neither the Company nor any of the Company Subsidiaries has received any written notice from any Top Customer to the effect that, nor does the Company or any Company Subsidiaries have any Knowledge that should reasonably cause it to believe that, such Top Customer will cease, materially decrease the volume of, or materially change the terms (whether related to payment, price or otherwise) of purchasing products or services from the Company or any Company Subsidiaries, whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise, provided, however, that no inquiry has been made of any such Top Customers and no representation or warranty is made regarding the reaction of such Customers to the pendency or consummation of the Merger or any of the transactions contemplated hereby.

Section 4.25     Anti-Corruption; Anti-Money Laundering; Sanctions.

(a)     None of the Company or any Company Subsidiary, or any of their respective officers, directors or, to the Company’s Knowledge, employees, has since January 1, 2014, directly or indirectly, made, offered, promised or authorized any gift, payment, or transfer of any money or anything else of value, including any bribe, rebate, kickback, payoff or other similar unlawful payment, or provided any benefit in violation of applicable Anti-Corruption Laws, to any Government Official, (i) for the purpose of (w) influencing any act or decision of that Government Official, (x) inducing that Government Official to do or omit to do any act in violation of his lawful duty, (y) securing any improper advantage, or (z) inducing that Government Official to use his or her influence with a Governmental Entity, to improperly (1) affect or influence any act or decision of any Governmental Entity, or (2) assist any of the Company or its Subsidiaries in obtaining or retaining business with, or directing business to, any Person, or (ii) which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)     None of Company and the Company Subsidiaries has either (i) (x) conducted or initiated any review, audit, or internal investigation, or (y) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any Anti-Corruption Laws, or (ii) received any inquiry, notice, request or citation from any Person alleging noncompliance with any Anti-Corruption Laws.

(c)     To the Company’s Knowledge, each of the Company and the Company Subsidiaries is, and has been since January 1, 2014, (i) in compliance in all material respects with all applicable Sanctions, anti-money laundering legislation, regulations, rules or orders relating thereto for all other applicable jurisdictions, and maintains adequate internal controls to ensure such compliance, and (ii) not conducting business with any Restricted Person or in violation of Sanctions.

Section 4.26     No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificate delivered by the Company to Parent and Merger Sub (and notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation, projections, estimates, budgets or other information), each of Parent and Merger Sub acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

Article V.
Covenants Relating to Conduct of Business

Section 5.01     Conduct of Business by the Company. Except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly permitted or required by this Agreement; (iii) to the extent required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the Ordinary Course of Business. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly permitted or required by this Agreement or any Company Benefit Plan; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the earlier of the Effective Time or prior termination of this Agreement, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)     (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of the Equity Securities of the Company or any Company Subsidiary, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide or reclassify any of the Equity Securities of the Company or any Company Subsidiary; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any of the Equity Securities of the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such Equity Securities, except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (A) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (B) required tax withholding in connection with the exercise, vesting and settlement of Company Stock Awards and other awards pursuant to the Company Stock Plan, and (C) forfeitures of Company Stock Awards;

(b)     issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws and Permitted Liens), or agree, authorize, or commit to the issue, sale, pledge, disposition of, grant, delivery, or encumbrance of (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) (i) any Equity Securities of the Company or any Company Subsidiary other than the issuance of Company Common Stock upon the exercise, vesting or settlement of Company Stock Awards or other awards pursuant to the Company Stock Plan, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time; (ii) any other equity interests or voting securities of the Company or any Company Subsidiary; (iii) any warrants, calls, options or other rights to acquire any Equity Securities of, or other equity interests in, the Company or any Company Subsidiary; (iv) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Equity Securities of the Company or any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any Equity Security of the Company or any Company Subsidiary; (vi) any stock-related, cash-based, performance or similar awards or bonuses or any other award that may be settled in Equity Securities of the Company or any of the Company Subsidiaries in which the value of the securities is linked directly or indirectly to the price or value of any Equity Security of the Company or any of its Subsidiaries (other than the issuance of Company Common Stock upon the exercise, vesting or settlement of Company Stock Awards or other awards pursuant to the Company Stock Plan, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time); or (vii) any Company Voting Debt;

(c)     amend the Company’s Charter Documents, except as may be required by Law or the rules and regulations of the SEC or the NYSE;

(d)     propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than internal corporate reorganizations of direct or indirect wholly-owned Company Subsidiaries in the Ordinary Course of Business;

(e)     make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP or Law;

(f)     directly or indirectly acquire or agree to acquire in any transaction any equity interest in any Person or business or division thereof or any properties or assets (whether by merger, consolidation or acquisition of stock or assets or otherwise), except for (i) acquisitions with an aggregate consideration amount (based upon consideration amounts payable at closing of such acquisitions (including into escrow) and any deferred purchase price consideration amounts payable following closing assuming all such deferred purchase price consideration becomes payable) of less than $50,000,000, (ii) acquisitions pursuant to executed Contracts or executed letters of intent in existence on the date of this Agreement, in each case which have been provided to Parent prior to the date hereof, or (iii)  acquisitions with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(g)     except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(i), sell, lease (as lessor), mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (including Owned Real Property) or any interests therein, in each case with an aggregate value or purchase price in excess of $10,000,000 in any transaction or series of related transactions or $25,000,000 in the aggregate, other than (i) in the Ordinary Course of Business pursuant to Contracts in effect as of the date of this Agreement which have been provided to Parent prior to the date of this Agreement; or (ii) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(h)     except in the Ordinary Course of Business, cancel, fail to renew, or assign any material Real Estate Lease;

(i)     (i) incur, assume, issue, modify, guaranty, renew, syndicate or refinance any Indebtedness (other than any Indebtedness described in clause (viii) of the definition of Indebtedness), except for (A) Indebtedness in replacement of Indebtedness existing on the date hereof that would be repayable at the Closing without any premium or penalty; provided that the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default under, such replacement Indebtedness and the terms of such replacement Indebtedness shall be substantially identical to, or no less favorable to the Company as, the terms of Indebtedness being replaced at the time of such replacement (including with respect to prepayment provisions); (B) Indebtedness under the Company’s existing revolving credit facility provided that the amount outstanding thereunder at any time does not exceed the amount outstanding thereunder as of the date hereof by greater than $100,000,000 in the aggregate; or (C) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries, or (ii) make any loans, capital contributions or advances to any Person (other than the Company and any wholly-owned Company Subsidiary) in an aggregate amount exceeding $1,000,000 in any transaction or any related transactions, or $5,000,000 in the aggregate;

(j)     except as required by any Contract or Company Benefit Plan in effect on the date hereof or any Law, or as contemplated by this Agreement, (i) enter into any Collective Bargaining Agreement or other labor agreement or voluntarily recognize any trade union or employee association, (ii) enter into any new employee or natural person independent contractor contracts, in any case that provides for annualized compensation payable by the Company or any of its Subsidiaries to any single individual employee or natural person independent contractor in excess of $350,000, in each case other than in the Ordinary Course of Business or in replacement of any individual whose employment or service terminates after the date hereof, (iii) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers, or otherwise pay any material severance (other than in the Ordinary Course of Business) or any material retention, change-in-control bonus or similar payment to any such individual, (iv) adopt, materially amend or terminate any Company Benefit Plan or adopt or enter into any other material employee benefit plan or arrangement that would be considered a Company Benefit Plan if it were in existence on the date of this Agreement, in each case other than in the Ordinary Course of Business, (v) terminate the employment of any officer other than for cause in the Ordinary Course of Business, or (vi) make any deposits or contributions of cash or other property to or take any action to fund or in any other way secure the payment of compensation or benefits under the Company Benefit Plans or agreement subject to the Company Benefit Plans other than in the Ordinary Course of Business;

(k)     assign, transfer, lease, cancel or fail to maintain, renew or extend any Company Permit;

(l)     except as permitted by Section 6.06, settle, compromise or agree to settle any pending or threatened action or claim (including any action or claim relating to this Agreement or the transactions contemplated hereby), or release, dismiss or otherwise dispose of any pending or threatened claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitration (A) that involve the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount not in excess of $2,000,000 individually or $7,500,000 in the aggregate by the Company or any Company Subsidiary, (B) that do not involve any injunctive or other non-monetary relief against or impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries, (C) that do not relate to the transactions contemplated hereby and (D) that do not involve the issuance of any Equity Securities by any of the Company or its Subsidiaries;

(m)     abandon (subject to the reasonable business judgment of Company or such Company Subsidiary, as applicable), encumber, assign, permit to lapse or license any Owned Intellectual Property Rights other than in the Ordinary Course of Business;

(n)     make, change or revoke any material election with respect to Taxes, change any material Tax accounting method, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(o)     (i) adopt or implement any shareholder rights plan or similar arrangement, or (ii) enter into any Contract with respect to the voting of its capital stock;

(p)     make or authorize capital expenditures except (i) as set forth in the Company’s current capital expenditure plan provided to Parent prior to the date hereof, or (ii)  otherwise in an amount not to exceed $5,000,000 in the aggregate;

(q)     enter into a material joint venture or partnership or similar third party business enterprise;

(r)     other than in the Ordinary Course of Business, (i) enter into, terminate, materially modify, amend or waive any material right under or renew, any Material Contract, (ii) enter into or extend the term or scope of any contract or agreement that purports to materially restrict the Company, or any Company Subsidiary, from engaging or competing in any line of business or in any geographic area, or (iii) enter into any Material Contract that would be breached by, or require the consent of any other Person in order to continue such contract or agreement in full force following, consummation of the transactions contemplated by this Agreement, solely in the case of clause (i) above, other than to the extent permitted under another subsection of this Section 5.01;

(s)     fail to maintain, in full force without interruption, its present material insurance policies or comparable insurance coverage; or

(t)     enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the foregoing actions.

Section 5.02     Conduct of Business by Parent. Except as expressly permitted, contemplated or required by this Agreement, as required by applicable Law or with the prior written consent of the Company, from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not take any actions or omit to take any actions that would or would be reasonably likely to materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 5.03     No Control. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to, and consistent with, the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04     No Solicitation by the Company; Company Board Recommendation.

(a)     Except as expressly permitted by Section 5.04(c), Section 5.04(e) and Section 5.04(g), and except with respect to an Excluded Party (for so long as such Person or Group remains an Excluded Party), at the end of the Go Shop Period the Company shall, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent, and shall use its commercially reasonable efforts to cause any other employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of the Company or the Company Subsidiaries (such directors, managers, officers, employees, accountants, consultants, legal counsel, financial advisors (including the Company Financial Advisors), agents and other representatives, collectively, “Representatives”), to:

(i)     immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”), any Alternative Proposal or any proposal that could be reasonably expected to result in an Alternative Proposal;

(ii)     request the prompt return or destruction of all confidential information previously furnished to any Person (other than Parent) that has made or indicated an intention to make an Alternative Proposal;

(iii)     immediately cease access to any Person (other than Parent and its Affiliates and the Company and its Representatives) to any electronic data room maintained by the Company with respect to the transactions contemplated by this Agreement; and

(iv)     from the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to the other provisions of this Section 5.04, not, and not to publicly announce any intention to, directly or indirectly, (A) solicit, initiate, knowingly encourage or facilitate any Inquiry or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal, (B) furnish non-public information to or afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person that would reasonably be expected to lead to, or in connection with, an Inquiry or an Alternative Proposal, (C) enter into, continue or maintain discussions or negotiations with any Person with respect to an Inquiry or an Alternative Proposal, (D) otherwise cooperate with or assist or participate in or facilitate any discussions or negotiations regarding, or furnish or cause to be furnished to any Person or Group any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal (other than informing Persons of the existence of the provisions set forth in this Section 5.04 or contacting any person making an Alternative Proposal (provided that such Alternative Proposal does not result from any material breach of the restrictions in this Section 5.04(a)) to ascertain facts or clarify terms and conditions for the sole purpose of the Company Board reasonably informing itself about such Alternative Proposal).

(v)     Without limiting the foregoing or any other provision of this Section 5.04, it is agreed that in the event any Representative of the Company or any Company Subsidiary takes any action, which, if taken by the Company, would constitute a material breach of this Section 5.04(a), and the Company does not take reasonable action to seek to cure such breach within three (3) Business Days of the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in material breach of this Section 5.04(a).

(b)     Except as expressly permitted by Section 5.04(c) and Section 5.04(e), including with respect to any Excluded Party, from the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, the Company shall not, and shall cause each of the Company Subsidiaries and its and their Representatives not to (i) approve, agree to, accept, endorse or recommend any Alternative Proposal, (ii) submit to a vote of its stockholders, approve, endorse or recommend any Alternative Proposal, (iii) grant any waiver, amendment or release under any state anti-takeover statute, (iv) effect any Adverse Recommendation Change, or (v) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for Acceptable Confidentiality Agreements).

(c)     Notwithstanding anything to the contrary in Section 5.04(a) or Section 5.04(b), if the Company or any of its Subsidiaries or any of its or their respective Representatives receives an Alternative Proposal (provided that such Alternative Proposal does not result from any material breach of the restrictions in this Section 5.04) by any Person or Group at any time prior to the receipt of the Company Shareholder Approval, the Company and its Representatives may, prior to (but not after) the receipt of the Company Shareholder Approval, take the actions set forth in subsections (i) and/or (ii) of this Section 5.04(c) if the Company Board (or any committee thereof) has determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) furnish non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person in response to such Alternative Proposal, pursuant to the prior execution of (and the Company and/or Company Subsidiaries may enter into) an Acceptable Confidentiality Agreement and (ii) enter into and maintain discussions or negotiations with any Person with respect to an Alternative Proposal.

(d)     Reasonably promptly (but in no event more than forty-eight (48) hours) following receipt of any Alternative Proposal or Inquiry, including from an Excluded Party, the Company shall advise Parent in writing of the receipt of such Alternative Proposal or Inquiry, and the terms and conditions of such Alternative Proposal or Inquiry (including, in each case, the identity of the Person or Group making any such Alternative Proposal or Inquiry), and the Company shall as reasonably promptly as practicable (and in any event within forty-eight (48) hours) provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing; or (ii) a written summary of the material terms of such Alternative Proposal or Inquiry, if oral. Prior to providing any non-public information concerning the Company or any of its Subsidiaries (pursuant to Section 5.04(c)) to any other Person or Group in connection with any such Alternative Proposal, the Company shall provide such non-public information to Parent. In addition, the Company shall provide Parent as reasonably promptly as practicable with notice setting forth all such information as is reasonably necessary to keep Parent informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Alternative Proposal or Inquiry.

(e)     Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board may (i) solely in the case of an Intervening Event or with respect to a Superior Proposal, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being an “Adverse Recommendation Change”) (including, for the avoidance of doubt, recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) and (ii) if the Company has received a Superior Proposal that does not result from a material breach of this Section 5.04 (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.04(e)), terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided that the Company Board may not make an Adverse Recommendation Change as provided in clause (i) above or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(i)     the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and shall include a copy of such Superior Proposal and all other material transaction agreements and other material documents relating to such Superior Proposal or, where no such copy is available, a description of the material terms and conditions of such Superior Proposal);

(ii)     during the Notice Period, the Company has and has caused its financial advisors and outside legal counsel to negotiate with Parent in good faith (to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters, and the Guarantee so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the judgment of the Company Board) a Superior Proposal, or in cases not involving a Superior Proposal, the failure to make such Adverse Recommendation Change (in the judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) would no longer be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

(iii)     the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, and after consultation with the Company’s financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in cases not involving a Superior Proposal, that the failure to make such Adverse Recommendation Change continues to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

If during the Notice Period any revisions are made to the Superior Proposal, the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 5.04(e) with respect to such new written notice.

(f)     Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal or from making any disclosure to the Company’s shareholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that in no event shall the Company Board effect an Adverse Recommendation Change except in accordance with Section 5.04(e). For the avoidance of doubt, any public disclosure (other than any “stop, look and listen” statement) by the Company or the Company Board relating to any determination or other action by the Company Board or the Company with respect to any Alternative Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.

(g)     Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on June 1, 2016 (the “Go Shop Period”), the Company and the Company Subsidiaries and their respective Affiliates and Representatives shall have the right to directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Alternative Proposals and Inquiries, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (provided that (x) prior to providing any non-public information to any Person given such access, the Company shall provide such non-public information to Parent and (y) in no event shall the Company, the Company Subsidiaries or their respective Affiliates and Representatives provide any Person any non-public information of or relating to Parent, Merger Sub or any of their respective Affiliates or Representatives); and (ii) enter into, engage in, and maintain discussions or negotiations with respect to Alternative Proposals and Inquiries or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.

(h)     Notwithstanding anything in this Section 5.04 to the contrary, the Company shall not, and shall not permit the Company Subsidiaries or its or their Affiliates or Representatives to, reimburse or agree to reimburse the fees or expenses of any Person in connection with an Alternative Proposal or Inquiry (including, for the avoidance of doubt, in connection with any Acceptable Confidentiality Agreement).

(i)     For purposes of this Agreement:

(i)     “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company which would result in any Person or Group beneficially owning 20% or more of the outstanding equity interests of the Company or any successor or parent company thereto; (ii) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or Group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (iv) transaction in which any Person (or the shareholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any Group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (v) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii)     “Superior Proposal” means any bona fide written proposal or offer made by a third party or Group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the shareholders of such third party) or Group would acquire, directly or indirectly, more than 50% of the Company Common Stock or assets of the Company and the Company Subsidiaries, taken as a whole; (A) on terms which the Company Board determines in good faith (after consultation with outside counsel and financial advisors) to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (B) that the Company Board determines in good faith (after consultation with outside counsel and financial advisors) to be reasonably likely to be consummated on the terms proposed, taking into account all financial, regulatory, legal and other aspects (including certainty of closing) of such proposal.

(iii)     “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less favorable in the aggregate to the Company than the terms set forth in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making any Alternative Proposal, acquiring the Company or taking any other similar action); provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.04.

(iv)     “Intervening Event” means any material event, change, effect, condition, occurrence or development relating to the Company that (A) is unknown and not reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Company Board as of the date hereof, and (B) does not relate to any Alternative Proposal or any matter relating thereto or any consequences thereof.

Section 5.05     Equity Financing Commitments.

(a)     Parent and Merger Sub acknowledge that they shall be fully responsible for obtaining the Equity Financing and each shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity Financing, including (i) maintaining in effect the Equity Commitment Letters, (ii) using reasonable best efforts to ensure the accuracy of all representations and warranties of Parent or Merger Sub, if any, set forth in the Equity Commitment Letters, (iii) complying with all covenants and agreements of Parent or Merger Sub set forth in the Equity Commitment Letters, (iv) satisfying on a timely basis all conditions applicable to Parent or Merger Sub set forth in the Equity Commitment Letters that are within their control (other than the consummation of the Debt Financing, it being understood that the obligations of Parent and Merger Sub with respect to the consummation of the Debt Financing are set forth in Section 5.06), (v) consummating the Equity Financing contemplated by the Equity Commitment Letters (subject to the conditions set forth therein) at or prior to the Closing and (vi) fully enforcing the obligations of the Investors and their respective investment affiliates (and the rights of Parent and Merger Sub) under the Equity Commitment Letters (subject to the conditions set forth therein), including (at the request of the Company) by filing one or more lawsuits against the Investors to fully enforce the Investors’ obligations (and the rights of Parent and the Merger Sub) thereunder.

(b)     Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letters in a manner adverse to the Company without the prior written consent of the Company. Each of Parent and Merger Sub agrees to notify the Company promptly, and in any event within one Business Day, if at any time prior to the Closing Date (i) any Equity Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate any Equity Commitment Letter, whether or not such attempted or purported termination is valid) or (ii) any Investor refuses to provide the full Equity Financing on the terms set forth in its Equity Commitment Letter.

Section 5.06     Debt Financing Commitments.

(a)     Parent and Merger Sub shall, and shall use commercially reasonable efforts to cause each of their Affiliates to, use commercially reasonable efforts to take, or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Debt Financing no later than the Closing Date, and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Debt Commitment Letters, if such amendment, modification or waiver would:

(i)     reduce (or could have the effect of reducing) the aggregate committed amount of the Debt Financing contemplated by the Debt Commitment Letters (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing) unless the Equity Financing is increased by a corresponding amount;

(ii)     expand on or impose new or additional conditions precedent, or otherwise amend, modify or expand any conditions precedent, to the receipt of the Debt Financing contemplated by the Debt Commitment Letters in a manner that would reasonably be expected to (A) prevent, delay or impair the Closing, (B) make the funding of such Debt Financing (or satisfaction of the conditions to obtaining such Debt Financing) less likely to occur, or (C) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby; or

(iii)     otherwise reasonably be expected to make it less likely that the Debt Financing would be funded or would otherwise prevent, delay or impair the transactions contemplated by this Agreement or otherwise adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent to consummate the transactions contemplated herein.

Notwithstanding the foregoing, Parent and Merger Sub may (but shall not be obligated to) amend the Debt Commitment Letters or Debt Financing Documents to add commercial banks, investment banks or other institutional investors as lenders, lead arrangers, bookrunners, syndication agents or similar entities with commitments thereunder that have not executed the Debt Commitment Letters as of the date hereof, if the addition of such additional parties, individually or in the aggregate, is not reasonably expected to prevent, delay or impair the availability of the Debt Financing or the consummation of the transactions contemplated by this Agreement. The Company acknowledges that Parent and Merger Sub may enter into additional financing commitment letters and other documents with respect to the financing of the transactions contemplated by this Agreement, including in connection with a Notes Offering.

Without limiting the foregoing, each of Parent and Merger Sub shall, and shall cause its Affiliates to, use its commercially reasonable efforts to consummate the Debt Financing no later than the Closing Date, including using its commercially reasonable efforts to:

(1)     maintain in effect each Debt Commitment Letter;

(2)     negotiate and enter into Debt Financing Documents consistent with the terms and conditions contained in the Debt Commitment Letter or such other terms that would not be prohibited by clauses (i) – (iii) in the immediately preceding paragraph (it being agreed that documentation with respect to any debt financing that is unsecured or subordinated shall not be required if the Notes Offering is consummated on or prior to the Closing Date);

(3)     comply with all covenants and agreements of Parent or Merger Sub set forth in the Debt Commitment Letter to the extent a breach thereof would result in a failure of a condition precedent to the Debt Financing or otherwise make the funding of the Debt Financing less likely to occur;

(4)     satisfy on a timely basis all conditions applicable to Parent or Merger Sub set forth in the Debt Commitment Letter (including by consummating the financing contemplated by the Equity Commitment Letter) that are within its control; and

(5)     consummate the Debt Financing upon satisfaction of the conditions set forth in the Debt Commitment Letter to the extent necessary to consummate the transactions contemplated by this Agreement.

In the event that all conditions precedent in a Debt Commitment Letter (other than the availability of funding of any of the financing contemplated under the Equity Commitment Letters) have been satisfied or, upon funding will be satisfied, each of Parent and Merger Sub shall use its commercially reasonable efforts to cause the lenders party to the Debt Commitment Letters to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement. Parent shall promptly deliver to the Company a true and complete copy of any amendment, supplement, modification, replacement or waiver of the Commitment Letters or the Debt Financing Documents made prior to the Closing Date.

(b)     Parent shall keep the Company informed upon reasonable request, in reasonable detail with respect to all material activity concerning the Debt Financing (including status thereof), shall give the Company prompt notice if it becomes aware of any material adverse change with respect to the availability of Debt Financing and shall provide the Company copies of the Debt Financing Documents and such other information and documentation available to them as shall be reasonably requested by the Company for purposes of monitoring the progress of the financing activities. Without limiting the foregoing, each of Parent and Merger Sub agrees to notify the Company promptly, if at any time prior to the Closing Date:

(i)     a Debt Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports in writing to terminate a Debt Commitment Letter, whether or not such attempted or purported termination is valid);

(ii)     Parent or Merger Sub has actual knowledge of any breach or default by any party to any Debt Commitment Letter; or

(iii)     Parent or Merger Sub receives any written notice or other communication from any Person with respect to any: (A) actual or potential breach, default or termination by any party to any Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to any Debt Commitment Letter regarding satisfaction of a condition precedent to the availability of the Debt Financing on the Closing Date.

Neither Parent nor Merger Sub shall, nor shall it permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that would reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing. Notwithstanding anything to the contrary herein, in no event will Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney-client privilege (provided that the Parent and Merger Sub shall each use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege).

(c)     If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in a Debt Commitment Letter, each of Parent and Merger Sub shall use its commercially reasonable efforts (i) to arrange to promptly obtain Debt Financing on terms (including conditions, structure, covenants and pricing) not materially less beneficial to Parent, in an amount that is sufficient, when added to the portion of the Financing that is available, to pay in cash all amounts required to be paid by Parent, the Surviving Company and Merger Sub in connection with the transactions contemplated by this Agreement, including the Merger Consideration, and all payments, fees and expenses related to or arising out of the transactions contemplated by this Agreement and (ii) to obtain a new financing commitment letter and a new definitive agreement with respect thereto. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub expressly acknowledges and agrees that, subject to Section 9.10(b), neither the availability nor terms of the Debt Financing or any alternative Debt Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger.

(d)     Prior to or, to the extent applicable, concurrently with Closing, the Company agrees to use its commercially reasonable efforts to provide (and to use its commercially reasonable efforts to cause the Company Subsidiaries and its and their respective Representatives to use commercially reasonable efforts to provide) Parent with such cooperation that is reasonably necessary and customary in connection with the Debt Financing (including the financings contemplated by the Debt Commitment Letters) as may be reasonably requested by Parent. Such cooperation shall include commercially reasonable efforts in respect of the following:

(i)     participation in, and assistance with, as applicable, the Marketing Efforts related to the Debt Financing;

(ii)     delivery to Parent, Merger Sub and their Financing Sources of the Financing Information and the Financing Deliverables as promptly as reasonably practicable following Parent’s request (or concurrently with the Closing to the extent set forth in the definition of “Financing Deliverables”);

(iii)     taking such actions as are reasonably requested by Parent or Merger Sub to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing that are within the Company’s control;

(iv)     to cause its independent auditors to cooperate with the Debt Financing, including by using commercially reasonable efforts to provide the Specified Auditor Assistance;

(v)     upon reasonable request, to identify any material non-public information contained in the Marketing Material and comply with Regulation FD to the extent applicable to such material non-public information;

(vi)     deliver such due diligence materials as are reasonably available to it and as are reasonably requested by Parent and customarily delivered in connection with the Marketing Materials; and

(vii)     assist Parent with Parent’s preparation of pro forma and projected financial statements and financial information necessary to satisfy a condition to the Debt Financing set forth in the Debt Commitment Letters or customarily included in Marketing Material; provided, that, (a) neither the Company, the Company Subsidiaries nor any of its and their respective Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization of Parent or Merger Sub that may be included in such pro forma and projected financial information and (b) without limiting the assistance obligations set forth in this clause (vii), Parent and Merger Sub will be primarily responsible for the preparation of any such pro forma and projected financial information;

provided that (A) no agreement executed by the Company shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to take any action under any such agreement that is not contingent upon the Closing or that would be effective prior to the Effective Time (provided that the Company will execute customary authorization letters required by the Financing Sources in connection with the Debt Financing) and (B) the foregoing provisions of this Section 5.06(d) shall not require cooperation to the extent it would: (i) interfere unreasonably with the business or operations of the Company or the Company Subsidiaries; (ii) cause any condition to Closing set forth in Sections 7.01 or 7.03 to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder); (iii) result in the Company or the Company Subsidiaries paying any commitment or other fee prior to the Effective Time; (iv) cause the Company or the Company Subsidiaries to incur liability in connection with the Financing prior to the Effective Time; (v) cause any director, officer or employee of the Company or the Company Subsidiaries to incur any personal liability (including that none of the boards of directors (or equivalent bodies) of the Company and the Company Subsidiaries shall be required to enter into any resolutions or take similar action approving the Financing until the Closing has occurred); (vi) include any actions that Company reasonably believes would result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any Laws or under any material Contract to which the Company or any Company Subsidiary is a party in effect on the date hereof; (vii) require the Company to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any Company Subsidiaries or would otherwise be restricted from disclosure in accordance with the proviso in Section 6.02; (viii) require the delivery of any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date hereof or otherwise delivered pursuant to this Agreement or require the Company to prepare separate financial statements for any Company Subsidiary; (ix) involve approaching landlords or any other bailees or other third parties prior to Closing to discuss landlord waivers, leasehold mortgages, bailee waivers, estoppels or other agreements limiting the rights of such third parties, (x) involve consenting to the filing of UCC-1s prior to the Closing; or (xi) require the Company or any Company Subsidiary to deliver any legal opinions. All non-public or otherwise confidential information regarding the Company obtained by Parent or Merger Sub or any of their respective Representatives pursuant to this Section 5.06(d) shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Company agrees that Parent and Merger Sub may share non-public or otherwise confidential information with the Financing Sources, and that Parent, Merger Sub and such Financing Sources may share such information with potential Financing Sources in connection with the Marketing Efforts relating to the Debt Financing if the recipients of such information agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda provided that the Company has had an opportunity to review such confidentiality agreements and confidentiality provisions and such agreements or provisions provide confidentiality obligations under Regulation FD. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out of pocket costs incurred by the Company or any of the Company Subsidiaries in connection with the cooperation contemplated by this Section 5.06(d) and Section 2.02(k). Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and its Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the financings contemplated by the Commitment Letters and any information utilized in connection therewith, and the delivery of the payoff letters pursuant to Section 2.02(k). Notwithstanding anything to the contrary, the condition set forth in Section 7.03(b), as it applies to the Company’s obligations under this Section 5.06(d), shall be deemed satisfied unless there has occurred a knowing and willful material breach of its obligations under this Section 5.06(d). The Company hereby consents to the use of all of its and the Company Subsidiaries’ logos in connection with the Debt Financing, in accordance with customary practice and subject to any reasonable restrictions that the Company may impose; provided that the logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company and the Company Subsidiaries or the reputation or the goodwill of the Company and the Company Subsidiaries.

Article VI.
Additional Agreements

Section 6.01     Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)     As reasonably promptly as practicable following the date of this Agreement (and in any event on or before the date that is fifteen (15) Business Days after the date hereof), the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s shareholders relating to the Company Shareholders Meeting which shall contain a statement in accordance with the DGCL regarding Appraisal Rights (together with any amendments or supplements thereto, the “Proxy Statement”). Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by the Company to be included therein. The Company shall reasonably promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its commercially reasonable efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will reasonably cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by Parent. The Company shall use its commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other Governmental Entities under this Section 6.01(a) to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder.

(b)     If prior to the Company Shareholder Approval any change occurs with respect to information supplied by Parent for inclusion in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall reasonably promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c)     If prior to the Company Shareholder Approval any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall reasonably promptly notify Parent of such event, and the Company shall as reasonably promptly as practicable file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)     The Company shall, as reasonably promptly as practicable after the SEC clears the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of seeking the Company Shareholder Approval and the Company Shareholders Meeting shall not be adjourned without the consent of Parent other than for the purpose of soliciting the presence in person or by proxy of Company shareholders sufficient to establish a quorum. In connection with the foregoing, the Company shall (i) as reasonably promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement cause the Proxy Statement to be sent to the Company’s shareholders (and in no event more than five (5) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement); and (ii) subject to Section 5.04(e), use its commercially reasonable efforts to solicit proxies in favor of the adoption of this Agreement and obtain the Company Shareholder Approval. The Proxy Statement shall not, when sent to the Company’s shareholders, contain any other proposal or request for shareholder approval other than the Company Shareholder Approval. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) at the Company Shareholders Meeting and shall include such recommendation in the Proxy Statement, in each case, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.04(e).

(e)     Without limiting the generality of the foregoing, the Company agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee or Go Shop Termination Fee, as applicable, in accordance with Section 8.03, (i) its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.01 shall not be affected by the making of an Adverse Recommendation Change by the Company Board and (ii) its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal. Unless this Agreement is terminated in accordance with its terms and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee or Go Shop Termination Fee, as applicable, in accordance with Section 8.03, the Company agrees that it shall not submit to the vote of the Company’s shareholders any Alternative Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the Company Shareholder Approval at the Company Shareholders Meeting.

Section 6.02   Access to Information; Confidentiality. Subject to applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and to the Representatives of Parent reasonable access during the Company’s or such Company Subsidiary’s normal business hours, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, contracts, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible)) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of January 15, 2015, between LGP and the Company (the “Confidentiality Agreement”).

Section 6.03     Efforts to Consummate.

(a)     Subject to the terms and conditions herein provided, each of Parent and the Company shall use their respective commercially reasonable efforts to reasonably promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as reasonably promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as reasonably promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, (A) each party hereto agrees to make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within ten (10) Business Days of the date of this Agreement, (B) Parent agrees to lodge with the Australian Foreign Investment Review Board (“FIRB”) the form of notification required under FATA in respect of the Merger within ten (10) Business Days of the date of this Agreement, (C) each party hereto agrees to make all other required filings set forth on Section 3.03(b) of the Parent Disclosure Letter or on Section 4.05(b) of the Company Disclosure Letter, as applicable, and (D) each party hereto agrees to not enter into any agreement with the Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed). Parent and the Company shall supply as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other Regulatory Law and use its commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as possible.

(b)     Each of Parent and the Company shall, in connection with the actions referenced in Section 6.03(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act, FATA or any other Regulatory Laws, (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to FIRB, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or conference with FIRB, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by FIRB, the FTC, the DOJ or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to FIRB, the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of the Company and its Subsidiaries. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors or other representatives of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c)     In furtherance and not in limitation of the covenants of the parties contained in Sections 6.03(a) and 6.03(b), but subject to Section 5.01 (and in no event limiting the obligations of Parent under this Section 6.03(c)), Parent and the Company shall use commercially reasonable efforts to take any and all steps not prohibited by Law to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the End Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party in respect of Regulatory Laws, and (ii) avoid or eliminate each and every impediment under any Regulatory Law so as to enable the Closing to occur as soon as possible (and in any event no later than the End Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries or (B) otherwise taking or committing to take actions that after the Closing would limit Parent’s and/or its Subsidiaries’ (including the Company’s and the Company Subsidiaries’) freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Parent, the Company and/or their respective Subsidiaries; provided, however, that any action contemplated by clauses (A) and (B) is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d)     The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; and (iii) any material written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.03(d) shall not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(e)     Each of the Company and Parent shall use their respective commercially reasonable efforts to give any notices to third parties other than Governmental Entities, and use commercially reasonable efforts to obtain any consents from third parties other than Governmental Entities required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect prior to or after the Effective Time, in each case, to the extent requested by the other party; it being understood that Parent shall not be required to make any payments or concessions in connection with the fulfillment of its obligations under this Section 6.01(e).

Section 6.04     Company Equity and Equity-Based Awards.

(a)     Vested Company Stock Options. At the Effective Time, each vested (after giving effect to any acceleration of vesting required in connection with the Merger pursuant to an outstanding Company Stock Option agreement on the date hereof) Company Stock Option outstanding immediately prior to the Effective Time shall, at the Effective Time, be canceled and, for each such Company Stock Option with respect to which the option holder has executed an Award Release Agreement, the holder thereof shall be entitled to receive an amount in cash payable at the time of cancellation of such Company Stock Option equal to the product of (A) the excess, if any, of (y) the Merger Consideration over (z) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option (less any required withholding under applicable Tax Law) (collectively, the “Option Payments”). As soon as practicable following the Closing and within three (3) Business Days following the receipt of a duly executed Award Release Agreement, the Surviving Company shall make the Option Payments, if any, due to each holder of a Company Stock Option by a special payroll payment through the payroll system of the Surviving Company (or an Affiliate thereof). From and after the Effective Time, each such vested Company Stock Option shall no longer be exercisable by the former holder thereof, and shall only entitle such holder to the Option Payment, if any. Prior to the Closing Date, the Company shall timely take all necessary or appropriate actions to cause the Company Stock Options to be canceled at the Closing in exchange for the Option Payments (including, to the extent applicable, the distribution of applicable notices as required by the Company Stock Plan) in accordance with the terms of the Company Stock Plan).

(b)     Other Vested Company Stock Awards. At the Effective Time, each vested (after giving effect to any acceleration of vesting required in connection with the Merger pursuant to an outstanding Company Restricted Share agreement or Company RSU Award agreement on the date hereof) Company Restricted Share or Company RSU Award outstanding immediately prior to the Effective Time with respect to which the holder has executed an Award Release Agreement shall become fully vested so as to no longer be subject to any forfeiture or vesting requirements and, for the avoidance of doubt, shall be considered an outstanding share of Company Common Stock for purposes of this Agreement and the holder thereof shall be entitled to receive the Merger Consideration with respect thereto, less any required withholding under applicable Tax Law. As soon as practicable following the Closing and in any event within three (3) Business Days following the receipt of a duly executed Award Release Agreement, the Surviving Company shall pay the Merger Consideration with respect to the vested Company Restricted Shares or Company RSU Awards to the relevant holder by a special payroll payment and withhold and remit to the relevant authority all applicable Taxes due in respect thereof.

(c)     Unvested Company Stock Awards.

(i)     At the Effective Time, each unvested Company Stock Option, Company Restricted Share and Company RSU Award (after giving effect to any acceleration of vesting required in connection with the Merger pursuant to an outstanding Company Stock Option agreement, Company Restricted Share agreement and Company RSU Award agreement) outstanding immediately prior to the Effective Time, shall be canceled and each holder thereof who has executed an Award Release Agreement shall be entitled to receive: (1) with respect to each cancelled Company Stock Option held by the holder, an amount in cash equal to the product of (A) the excess, if any, of (y) the Merger Consideration over (z) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option (less any required withholding under applicable Tax Law) (collectively, the “Unvested Option Payments”); and (2) with respect to each cancelled Company Restricted Share and/or Company RSU Award held by the holder, an amount in cash equal to the product of (A) the Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to the Company Restricted Share and/or Company RSU Award (less any withholding required under applicable Tax Law) (collectively, the “Unvested Restricted Share/RSU Payments”); provided, however, such Unvested Option Payments and Unvested Restricted Share/RSU Payments shall be held in the Escrow Account in accordance with Section 2.04 and Section 6.05(c).

(ii)     If the holder remains employed with the Surviving Company until the date(s) that the unvested portion(s) of the Company Stock Option, Company Restricted Share and Company RSU Award would have vested had they not been cancelled at the Effective Time, then on such date(s) the Surviving Company (or an Affiliate thereof) shall pay from the Escrow Account through its payroll system the portion of the Option Payments, Restricted Share and/or RSU Payments that would have been paid to such holder in accordance with Section 6.04(a) and/or 6.04(b) if such unvested portion had been vested immediately before the Effective Time. If the holder’s employment with the Surviving Company is terminated by the Surviving Company without cause before all Unvested Option Payments and Unvested Restricted Share/RSU Payments have been paid to the holder, the Surviving Company will pay to the holder within thirty (30) days following such termination of employment a lump sum payment equal to all such unpaid payments.

(d)     Company Actions. At the Effective Time, the Company Stock Plan will be terminated in accordance with its respective terms and no further equity awards or other rights with respect to shares of Company Common Stock will be granted thereunder. Prior to the Effective Time, the Company will adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 6.04.

Section 6.05     Indemnification, Exculpation and Insurance.

(a)     All rights to indemnification by the Company and any Company Subsidiary existing in favor of those Persons who are directors and officers of the Company or any Company Subsidiary as of the date of this Agreement (the “Company Indemnified Parties”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company Charter and bylaws of the Company or any Company Subsidiary, as applicable, (as in effect as of the date of this Agreement) and as provided in any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, as applicable, and said Company Indemnified Parties, shall survive the Merger and shall be observed by the Surviving Company and its Subsidiaries to the fullest extent available under Delaware law for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6) year period shall continue to be subject to this Section 6.05 and the indemnification rights provided under this Section 6.05 until disposition of such claim.

(b)     From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Company (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Company Indemnified Party in his or her capacity as an officer or director of the Company or a Company Subsidiary against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Company Indemnified Party as an officer or director of a Company or a Company Subsidiary in connection with any pending or threatened Law based on or arising out of, in whole or in part, the fact that such Company Indemnified Party is or was a director or officer of the Company or a Company Subsidiary at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company Indemnified Parties in connection with matters for which such Company Indemnified Parties are eligible to be indemnified pursuant to this Section 6.05 within fifteen (15) days after receipt by the Surviving Company of a written request for such advance, subject to the execution by such Company Indemnified Parties of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Company Indemnified Party is not entitled to be indemnified under this Section 6.05.

(c)     In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

(d)     For a period of six (6) years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05(d) it shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e)     The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(f)     From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.05.

Section 6.06     Transaction Litigation. The Company shall give Parent the opportunity to reasonably participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor any Representative of the Company shall compromise, settle or come to an arrangement regarding any such shareholder litigation with respect to claims against the Company, in each case unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.07     Section 16 Matters. Prior to or as of the Effective Time, the Company and Merger Sub each shall, to the extent necessary, take appropriate action to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08     Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement or the transactions contemplated hereby, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.08 shall limit the ability of any party hereto to make internal announcements to their respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.09     Merger Sub; Parent Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including, in the case of Parent, transferring funds to Merger Sub as may be necessary for Merger Sub to comply with its obligations under this Agreement and, in the case of Merger Sub, to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.10     Company Notes.

(a)     In coordination with Parent, the Company shall (i) comply with the Specified Tender Offer Actions and (ii) either following a Debt Tender Offer in accordance with the Specified Tender Offer Actions or in lieu of such Specified Tender Offer Actions, as directed by Parent, the Company or the applicable Company Subsidiary, in accordance with that certain Indenture, dated as of April 15, 2015, as supplemented by that First Supplemental Indenture dated April 16, 2015, that Second Supplemental Indenture dated November 20, 2015, and that Third Supplemental Indenture dated February 5, 2016 (collectively, the “Indenture”), by and among the Company, the guarantors provided therein, and U.S. Bank, National Association, as trustee (the “Trustee”), shall:

(i)     send a notice of redemption to the Trustee (conditioned upon the consummation of the Closing, if sent prior to the Closing), with respect to the Company Notes;

(ii)     take such actions as may be required under the Indenture to cause the Trustee to proceed with the redemption of such Company Notes and to provide the notice of redemption (conditioned upon consummation of the Closing, if provided prior to the Closing) to the holders of such Company Notes pursuant to the Indenture; and

(iii)     take all other actions and prepare and deliver all other documents required under the Indenture (including any officers certificates and legal opinions) as may be required under the Indenture to issue a notice of redemption (conditioned upon consummation of the Closing, if issued prior to the Closing) for such Company Notes providing for the redemption on the Closing Date or such other date as shall be agreed by Parent and the Company of all of the outstanding aggregate principal amount of such Company Notes (together with all accrued and unpaid interest and applicable premiums related to such Company Notes) and to the extent requested by Parent, satisfaction and discharge of the Company Notes, in exchange, pursuant to the requisite provisions of the Indenture (subject to the irrevocable deposit with the Trustee on the Closing Date of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums related to, such Company Notes, as arranged by Parent).

The notice of redemption delivered to the Trustee and holders of the Company Notes shall state that the redemption date may be delayed until such time as all conditions to redemption stated therein shall be satisfied (or waived by the Company in its sole discretion) or such redemption may not occur and such notice may be rescinded in the event any or all such conditions (including the Closing) shall not have been satisfied (or waived by the Company in its sole discretion). At the Closing, Parent shall make, or cause to be made, a deposit with the Trustee of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums related to, such Company Notes.

(b)     For the avoidance of doubt, all Company Notes not tendered in connection with the Specified Tender Offer Actions shall be satisfied and discharged on or prior to the Closing Date.

Section 6.11     SEC Documents. After the date of this Agreement and through the Closing, the Company will promptly notify Parent of, and promptly provide to Parent, any comment letters it receives from the SEC or its staff in respect of any reports, schedules, forms statements and other documents furnished or filed with the SEC.

Section 6.12     Escrow Agent and Escrow Agreement. The Company and Parent shall retain the Escrow Agent and shall cause the Escrow Agreement to be finalized for execution at or prior to Closing.

Section 6.13     Delisting. Prior to the Closing, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws (including the rules and regulations of the NYSE) to cause the delisting of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Article VII.
Conditions Precedent

Section 7.07     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)     Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)     Regulatory Approvals.

(i)     Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and

(ii)     A notice shall have been issued by, or on behalf of, the Treasurer of the Commonwealth of Australia (the “Treasurer”) stating that the Commonwealth of Australia has no objections to the Merger or the Treasurer shall have ceased to be empowered to make any order or decision under Division 2 of Part 3 of FATA in respect of the Merger because of a lapse of time.

(c)     No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated hereby.

Section 7.02     Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.02 and Section 3.06) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or similar materiality qualifiers set forth therein) as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Parent Material Adverse Effect” or similar materiality qualifiers set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.01, Section 3.02 and Section 3.06 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)     Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)     Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

(d)     Escrow Agreement. Parent shall have delivered to the Company a copy of the Escrow Agreement fully executed by the other parties thereto.

Section 7.03   Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in the first, second, third and last sentences of Section 4.03(a), Section 4.04 and Section 4.19) shall be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar materiality qualifiers set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar materiality qualifiers set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 4.04 and Section 4.19 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) the representations and warranties of the Company contained in the first, second, third and last sentences of Section 4.03(a) shall be true and correct in all respects (other than de minimis inaccuracies) at and as of the Closing Date as if made at and as of such time.

(b)     Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)     No Company Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there shall not have occurred a Company Material Adverse Effect.

(d)     Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

(e)     The Company shall have delivered to Parent a statement in accordance with Treasury Regulations Section 1.897-2(h) for purposes of satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3).

(f)     Escrow Agreement. The Company shall have delivered to Parent a copy of the Escrow Agreement fully executed by the other parties thereto.

(g)     Rollover Agreements. The Rollover Investors shall have consummated the Rollover Investment in accordance with the terms of the Rollover Agreement.

Article VIII.
Termination, Amendment and Waiver

Section 8.01     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)     by mutual written consent of the Company and Parent;

(b)     by either the Company or Parent:

(i)     if the Merger is not consummated on or before the End Date. The “End Date” shall mean October 26, 2016; provided that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement directly or indirectly causes the failure of the Closing to be consummated by the End Date; provided, further, that if the Marketing Period has not expired by the End Date, then Parent may elect, in its sole discretion, to extend the End Date to the last day of the Marketing Period (but in no event shall such extension be greater than five (5) Business Days);

(ii)     if the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03; or

(iii)     if the Company Shareholder Approval shall not have been obtained at a duly convened Company Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken.

(c)     by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within thirty (30) days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d)     by the Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement with respect to any Superior Proposal (that did not result from a material breach of Section 5.04) following the Company’s compliance with the provisions set forth in Section 5.04(e); provided that the Company pays the Termination Fee prior to or simultaneously with such termination (it being understood that the Company may enter into such definitive written agreement simultaneously with such termination of this Agreement);

(e)     by the Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement with respect to a Superior Proposal from an Excluded Party following the Company’s compliance in all material respects with the provisions set forth in Section 5.04; provided that the Company pays the Go Shop Termination Fee prior to or simultaneously with such termination (it being understood that the Company may enter into such definitive written agreement simultaneously with such termination of this Agreement);

(f)     by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Section 7.01 and Section 7.03 have been and remain satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Company has notified Parent in writing that the Company is ready and willing to consummate the transactions contemplated by this Agreement (subject to the satisfaction of all of the conditions set forth in Section 7.01 and Section 7.03), and (iii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within three (3) Business Days following the Company’s delivery of such notice (for the avoidance of doubt, it being understood that in accordance with the proviso to Section 8.01(b)(i), during such period of three (3) Business Days following delivery of such notice, Parent shall not be entitled to terminate this Agreement pursuant to Section 8.01(b)(i));

(g)     by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(g) unless any such breach or failure to be true has not been cured within thirty (30) days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(g) if Parent is then in breach of this Agreement in any material respect; or

(h)     by Parent prior to the Company Shareholders Meeting, in the event that (i) an Adverse Recommendation Change shall have occurred, (ii) the Company fails to reaffirm the Company Recommendation or fails to publicly state that this Agreement and the Plan of Merger is in the best interest of the Company’s stockholders, within ten (10) Business Days after Parent requests in writing that such action be taken, or (iii) the Company fails to publicly announce, within ten (10) Business Days after a tender offer or exchange relating to the securities of the Company shall have been commenced, a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer.

Section 8.02     Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the final sentence of Section 6.02, the indemnification and reimbursement obligations under Section 5.06(d), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that, except as provided in Section 8.03(e), no such termination shall relieve any party from any liability or damages for fraud or any willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Merger and the other transactions contemplated hereby after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) shall constitute a willful breach of this Agreement.

Section 8.03     Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(a)     The Company shall pay to Parent a fee of Forty-Seven Million Dollars ($47,000,000.00) (the “Termination Fee“) if:

(i)     the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(h); or

(ii)     (A) after the date hereof an Alternative Proposal shall have been made by a third party to the Company and not publicly withdrawn at least five (5) Business Days prior to the Company Shareholders Meeting or shall have been made directly to the Company’s shareholders by a third party generally and not publicly withdrawn at least five (5) Business Days prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(g); and (C) within twelve (12) months of such termination, the Company enters into a definitive Contract to consummate any Alternative Proposal and such Alternative Proposal is later consummated (whether or not during such twelve (12)-month period); provided, however, that for purposes of this Section 8.03(a)(ii), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50.1%.

Any Termination Fee due under this Section 8.03(a) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement (or prior to or simultaneously with such termination, in the case of termination pursuant to Section 8.01(d)) and (y) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(b)     The Company shall pay to Parent a fee of Twenty-Three Million Five Hundred Thousand Dollars ($23,500,000.00) (the “Go Shop Termination Fee“) if the Company terminates this Agreement pursuant to Section 8.01(e). Any Go Shop Termination Fee due shall be paid to Parent by wire transfer of same-day funds prior to or simultaneously with such termination.

(c)     In the event this Agreement is terminated by the Company pursuant to Section 8.01(c) or Section 8.01(f), Parent shall pay the Company a termination fee of Ninety-Four Million Dollars ($94,000,000.00) (the “Parent Termination Fee”). Any Parent Termination Fee due shall be paid to the Company by wire transfer of same-day funds promptly (and in any event within two (2) Business Days) after the date of termination of this Agreement. In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(d)     In the event this Agreement is terminated pursuant to Section 8.01(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds) the reasonable and documented out-of-pocket fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $10,000,000 (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Termination Fee otherwise due under Section 8.03(a)(ii) in respect of a termination pursuant to Section 8.01(b)(iii), but shall reduce, on a dollar for dollar basis, any Termination Fee that becomes due and payable under Section 8.03(a)(ii) in respect of a termination pursuant to Section 8.01(b)(iii).

(e)     The Parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay the amount due pursuant to this Section 8.03, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit, action or other proceeding that results in a Judgment in its favor, such paying party shall pay to the other party or parties, as applicable, its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. Notwithstanding any other provision of this Agreement, the parties agree that:

(i)     In the event that the Parent Termination Fee is payable and paid to the Company in accordance with this Section 8.03, (A) the receipt of the Parent Termination Fee, together with any indemnification or reimbursement owed pursuant to Section 5.06(d) (“Recoverable Amounts”), shall be deemed to be liquidated damages and the sole and exclusive remedy of the Company and its Subsidiaries and shareholders with respect to this Agreement and the transactions contemplated hereby or any matter forming the basis for such termination against Parent and Merger Sub and each of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, any Financing Source and each Affiliate, officer, director, employee, controlling person, advisor, agent, attorney or representatives of any Financing Source (each, a “Parent Related Party”), (B) no Parent Related Party shall have any other liability or obligation for any or all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and (C) neither the Company nor any other Person shall be entitled to bring or maintain any other claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of this Agreement, any Commitment Letter or the Guarantee, any of the transactions contemplated hereby or any matters forming the basis for such termination, except in the cases of clauses (A), (B) and (C) for (X) the obligations of Parent under the Confidentiality Agreement and (Y) the Recoverable Amounts, which in the case of each Parent Related Party, shall be subject to the limitations of liability provided in the Guarantee. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Parent Termination Fee under this Section 8.03, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Parent Termination Fee.

(ii)     In the event that the Termination Fee is payable and paid to Parent in accordance with this Section 8.03, the receipt of the Termination Fee (together with any reimbursement owed pursuant to Section 8.03(d) or this Section 8.03(e)), as applicable, shall be deemed to be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby, and, upon payment of the Termination Fee (together with any reimbursement owed pursuant to Section 8.03(d) or this Section 8.03(e), as applicable), the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, shareholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 8.04     Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s shareholders without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that, notwithstanding anything to the contrary in this Section 8.04 or in Section 8.06, any amendment to Section 8.03(e)(i) or Section 8.04, Section 9.07(b)(ii), Section 9.08, Section 9.11 or Section 9.12 shall require prior written consent of the Financing Sources.

Section 8.05     Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06     Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors (or in the case of Parent, the Parent Board) or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the equityholders of either Parent or the Company.

Article IX.
General Provisions

Section 9.01     Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time. Notwithstanding anything to the contrary, in no event shall anything contained in this Agreement (including this Section 9.01) be in any way deemed a limitation on the recourse of Parent, Merger Sub or the Surviving Company in the event of fraud.

Section 9.02     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by electronic mail; (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)     if to the Company, to:

ExamWorks Group, Inc.

3280 Peachtree Road, N.E.

Suite 2625

Atlanta, Georgia 30305

Attn: Richard Perlman

Email: richard.perlman@examworks.com

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

1170 Peachtree Street, N.E.

Suite 100

Atlanta, Georgia 30309

Attn: Reinaldo Pascual

Email: reypascual@paulhastings.com

(b)     if to Parent or Merger Sub, to:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Blvd., #2000

Los Angeles, California 90025

Attn: John Baumer; Alyse Wagner

Email: baumer@leonardgreen.com; wagner@leonardgreen.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attn: Howard A. Sobel; Paul Kukish

Email: howard.sobel@lw.com; paul.kukish@lw.com

Section 9.03     Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Acquisition Agreement” means any Contract to which any of the Company or its Subsidiaries is a party that relates to the acquisition or disposition of any Person or of any assets constituting a business, directly or indirectly (by equity sale, asset sale, merger or otherwise), in each case, for aggregate consideration in excess of $10,000,000.

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, foreign government employee or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.), the U.K. Bribery Act of 2010, and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions applicable to the Company’s business.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Charter Documents” means, with respect to any entity at any time, in each case as amended, modified and supplemented at that time, (i) the articles of association or certificate of formation, incorporation, partnership or organization (or the equivalent organizational documents) of that entity, (ii) the bylaws, partnership agreement or limited liability company agreement or regulations (or the equivalent governing documents) of that entity, and (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that entity’s capital stock or of any rights in respect of that entity’s Equity Securities.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate with any other facts, circumstances, occurrences, effects, changes, events or developments, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any fact, circumstance, occurrence, effect, change, event or development arising from or related to the following shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (except, in the case of clauses (a), (b), (c), (d), (e), (f) or (k) below, to the extent disproportionately affecting the Company and its Subsidiaries relative to other companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate effect shall be taken into account): (a) conditions affecting the United States economy, or any other national or regional economy or the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world, acts of war, sabotage or terrorism or epidemics or pandemics (including any escalation or general worsening of any of the foregoing) in the United States or any other country or region of the world occurring after the date hereof; (c) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index); (d) changes required by GAAP or other accounting standards (or interpretations thereof) after the date of hereof; (e) changes in any Laws (or interpretations thereof) after the date of hereof; (f)  changes that are generally applicable to the industries in which the Company and its Subsidiaries operate; (g) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Company Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (h) the negotiation, execution or delivery of this Agreement, the performance by any party hereto of its obligations hereunder (other than its obligations set forth in the first sentence of Section 5.01) or the public announcement (including as to the identity of the parties hereto) or pendency of the Merger or any of the other transactions contemplated hereby; (i) the termination of employment of or by any of the Company’s executive officers or other employees after the public announcement of this Agreement; (j) changes in the Company’s credit rating (provided that the underlying causes of such decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (k) the occurrence of natural disasters; (l) shareholder litigation arising from or relating to this Agreement or the Merger; or (m) any action taken with the prior written consent or at the written direction of Parent.

“Company Notes” means the Company’s 5.625% senior notes due 2023 in aggregate principal amount of $500,000,000, issued under the Indenture.

“Company Related Parties” means the Company and its Subsidiaries or any of their respective controlling persons, directors, officers, employees, general partners, managers, management companies, Affiliates or assignees and any and all controlling persons, directors, officers, employees, general partners, managers, management companies, Affiliates or assignees of any of the foregoing, and any and all heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Company Restricted Shares” means any share of restricted Common Stock issued under the Company Stock Plan.

“Company RSU Award” means an award of restricted stock units that corresponds to shares of Company Common Stock issued under the Company Stock Plan.

“Company Stock Award” means each Company Stock Option, Company Restricted Share and Company RSU Award issued under the Company Stock Plan.

“Company Stock Option” means any option to purchase Company Common Stock granted under the Company Stock Plan.

“Company Stock Plan” means the Company’s Amended and Restated 2008 Stock Incentive Plan, as amended.

“Company Subsidiary” means any Subsidiary of the Company.

“Compliant” means, with respect to Financing Information, that:

(a) (i) the Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading in light of the circumstances in which they were made, and (ii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information;

(b) if Parent elects to proceed with the Notes Offering, the financial statements included in the Financing Information are, and remain throughout the Marketing Period and until the consummation of the Notes Offering, sufficiently current to permit a registration statement on Form S-1 to be declared effective on any date falling within the Marketing Period until the consummation of the Notes Offering; and

(c) if Parent elects to proceed with the Notes Offering, (i) the financial statements and other financial information in such Financing Information, is sufficient for the Company’s auditors to deliver customary comfort letters, including customary negative assurance comfort, with respect to any such financial statements and other financial information in the Financing Information, including customary negative assurances with respect to the period following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Financing Information and (ii) the Company’s auditors have delivered drafts of such customary comfort letters prior to the first day of any Marketing Period and have confirmed they are prepared to issue such comfort letters upon any pricing date occurring during the Marketing Period and customary bring-down letter, upon any subsequent closing date.

“Contract” means any written or oral contract, lease, sublease, license, indenture, note, bond, agreement, understanding, undertaking, arrangement, concession, franchise or other instrument (in each case, to the extent legally binding on the parties thereto).

“Customary KYC Material” means all documentation and other information about the Company and the Company Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, that in each case has been requested in writing by Parent at least five (5) Business Days prior to the Closing Date.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including the credit agreements, high yield purchase agreements, indentures and security documents pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letters.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“Equity Securities” of any Person means, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) and all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is or at any time was a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means SunTrust Bank, or another commercial bank or trust company designated by the Company and Parent prior to the Closing (with each acting reasonably and in good faith), or any replacement escrow agent thereafter designated pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, in a form reasonably acceptable to the parties thereto, that is to be entered into pursuant to this Agreement by Parent, the Company and the Escrow Agent on or prior to the Closing Date.

“Escrow Account” means an escrow account established by the Escrow Agent to hold the Escrow Funds pursuant to the terms of the Escrow Agreement and this Agreement.

“Escrow Funds” means, at any time, the portion of the Escrow Amount then remaining in the Escrow Account plus all interest (if any) or other amounts earned thereon (if any).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any Person or Group (so long as the Persons who were members of such Group immediately prior to the end of the Go Shop Period represent at least 50% of the equity financing of such Group at all times following the end of the Go Shop Period and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the end of the Go Shop Period, an Alternative Proposal that the Company Board determines, in good faith, prior to the end of the Go Shop Period and after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that any such Person or Group shall cease to be an “Excluded Party” at any time such Person or Group ceases to be actively pursuing efforts to acquire the Company.

“Existing Company Debt” means: (i) the Amended and Restated Credit Agreement, dated as of April 16, 2015, by and among the Company, certain designated subsidiaries of the Company specified therein, various financial institutions specified therein, and Bank of America, N.A., in its capacity as administrative agent, as amended and supplemented, (ii) that certain Sales Finance Agreement dated as of September 29, 2010, by and between the Company’s indirect 100% owned subsidiary UK Independent Medical Services Limited and Barclays Bank PLC, as amended, supplemented or modified; (iii) that certain Sales Finance Agreement dated as of May 12, 2011, by and between the Company’s indirect 100% owned subsidiary Premex Group Limited and Barclays Bank PLC, as amended, supplemented or modified; and (iv) the Company Notes.

“Financing Deliverables” means each of the following documents required to be delivered in connection with the Debt Financing: (a) (i) perfection certificate and (ii) corporate organizational documents contemplated by the Debt Commitment Letters or reasonably requested by Merger Sub; (b) such customary information and documents as may be reasonably requested by Merger Sub in connection with the issuance by counsel to Merger Sub or Parent of legal opinions required to be delivered pursuant to the Debt Financing; (c) customary authorization letters in connection with the Marketing Material; (d) customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing; and (e) to the extent required at the Closing, customary agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing as are reasonably requested by the Merger Sub (including delivery to Merger Sub of original copies of all certificated securities (with transfer powers executed in blank) evidencing equity of the Company’s Subsidiaries concurrent with the Closing); provided that any such agreements that are executed and delivered prior to Closing are effective upon and subject to the occurrence of the Closing, shall not include landlord waivers, leasehold mortgages, or bailee waivers, and shall not provide for the pre-filing of UCC-1s.

“Financing Information” means, (a) if Parent elects to proceed with the Notes Offering, information with respect to the Company that is required for the preparation of a customary preliminary offering memorandum that is suitable for use in a customary “high yield road show” relating to an offering of senior unsecured debt securities of the Company during the Marketing Period and is in a customary form for offering memoranda used in Rule 144A offerings, including information concerning the Company that is necessary for an investment bank to receive customary (for high yield debt securities) comfort (including “negative assurance” comfort) from independent accountants in connection with an offering of such debt securities, but excluding (i) information required for a description of the notes section and a plan of distribution section, (ii) information customarily provided by an investment bank or its counsel in such an offering, (iii) pro forma financial statements and projections for the Company, (iv) information required by Rule 3-09, Rule 3-10 and Rule 3-16 and Article 11 of Regulation S-X or information regarding executive compensation (including under Rule 402(b) of Regulation S-K), and (b) unaudited quarterly financial statements of the Company as of the end of each fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended after December 31, 2015 and reasonably expected to end at least 45 days prior to the Closing Date.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letters, any joinder agreements, indentures or credit agreements (including the Debt Financing Documents) entered pursuant thereto or relating thereto, together with their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents and representatives and their respective successors and assigns.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office, or (iii) any official, officer, employee, or any person acting in an official capacity for or on behalf of, any company, business, enterprise or other entity owned (in whole or in substantial part) or controlled by a Governmental Entity.

“Group” means a group within the meaning of Section 13(d) of the Exchange Act.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person, for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligations, (iv) the deferred purchase price of assets, services or securities (including earn outs and, in each case, other than ordinary trade accounts payable and accrued expenses), (v) all obligations, under acceptance, letter of credit, surety bonds, reimbursement obligations owed to sureties or bonding companies or similar facilities, in each case, to the extent drawn down or funded, (vi) all payment obligations under any interest swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk, or currency, commodity, swap, collar, rate cap, call option or other derivatives, (vii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person or (viii) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Information Privacy and Security Laws” means all applicable Laws concerning the privacy and/or security of personally identifiable information or protected health information, and all regulations promulgated thereunder, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information, Technology for Economic and Clinical Health Act of 2009, and any rules or regulations promulgated thereunder (“HIPAA”), the EU Date Protection Directive (95/46/EC), the UK Data Protection Act of 1998, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CANSPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, state social security number protection Laws, and state data breach notification Laws.

“Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (ii) trademarks, service marks, protectable trade dress and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (iii) copyrights and copyrightable subject matter (“Copyrights”); (iv) rights in computer programs and software (whether in source code, object code or other form), algorithms and databases; (v) trade secrets and other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (vi) Internet domain names; and (vii) all applications and registrations for the foregoing.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of the executive officers of the Company set forth in Section 9.03 of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge of the executive officers of Parent set forth in Section 9.03 of the Parent Disclosure Letter.

“Liens” means all pledges, liens, title defects, easements, rights-of-way, encroachments, restrictions (including transfer restrictions), charges, mortgages, deeds of trust, options, conditional sale agreements, rights of first offer or refusal, pre-emptive rights, use restrictions, levies encumbrances and security interests.

“Marketing Efforts” means (a) reasonable assistance in the preparation of the Marketing Material and rating agency presentations, and (b) the participation by appropriate members of the Company’s senior management, as appropriate, in a reasonable number of due diligence sessions, road shows and meetings with prospective lenders and debt investors and rating agencies, upon reasonable advance notice and at dates, times and locations to be mutually agreed.

“Marketing Material” means (a) “public side” and “private side” bank books, information memoranda and other information packages and presentations regarding the Company, in each case, to the extent customarily provided by a borrower in a secured bank loan financing and (b) a preliminary and final offering memoranda customary for the sale of senior unsecured debt securities of the Company in a customary “Rule 144A” private placement.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date on which the Company shall have delivered to Parent the Financing Information and throughout and at the end of which:

(a)     the Financing Information remains Compliant; and

(b)     nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.01 and Section 7.03 to fail to be satisfied (other than (i) the condition set forth in Section 7.01(a) and (ii) those conditions that by their terms are to be satisfied at the Closing), assuming that such conditions were applicable at any time during such twenty (20) consecutive Business Day period;

provided, that (A) (i) such period shall not commence prior to the later of the day the Proxy Statement is mailed to the shareholders generally and the forty-fifth (45th) day after the date of this Agreement, (ii) such period shall not end prior to the fifth Business Day following satisfaction of the condition set forth in Section 7.01(a), (iii) May 30, 2016 and July 4, 2016 shall not be Business Days for purposes of the Marketing Period and (iv) the Marketing Period will either end on or prior to August 19, 2016, or if such period has not ended on or prior to August 19, 2016, then the Marketing Period will commence no earlier than September 6, 2016, and (B) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated, in which case the Closing shall occur no later than the third Business Day after such date (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VII for the Closing as of such date). If the Company shall in good faith reasonably believe it has delivered Financing Information that is Compliant, it may give to Parent a written notice to that effect, in which case the Company shall be deemed to have delivered Financing Information that is Compliant, unless Parent in good faith reasonably believes the Company has not delivered Financing Information or that Financing Information is not Compliant and, within three (3) Business Days after the giving of such notice by the Company, gives a written notice to the Company to that effect (stating with specificity which Financing Information the Company has not delivered or is not Compliant).

“Medicare Set Asides” means an amount set aside for worker’s compensation and liability payors in an account set up to pay future Medicare covered expenses for a claimant that would have been covered by Medicare had compensation for the injury not been the responsibility of the primary payor.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“NYSE” means the New York Stock Exchange.

“Off the Shelf Software” means software that is commercially available on, and actually licensed under, standard terms with total annual license, maintenance, support and other fees, in the aggregate, of less than $250,000 in the year ended December 31, 2015.

“Ordinary Course of Business” means, with respect to any Person, (i) the ordinary course of business of such Person through the date hereof consistent with past practice, and (ii) in respect of Section 5.01 only, the ordinary course of business of such Person through the date hereof consistent with past practice in all material respects.

“Owned Intellectual Property Rights” means Intellectual Property Rights owned by the Company or a Company Subsidiary.

“Parent Board” means the Board of Managers of Parent GP.

“Parent GP” means Gold Parent GP, LLC, a Delaware limited liability company, the general partner of Parent.

“Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or taken together with other facts, circumstances, occurrences, effects, changes, events or developments, is or would be reasonably likely to prevent or materially impair, interfere with, hinder or delay the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

“Permitted Liens” means, collectively, (i) Liens under the Existing Company Debt; (ii) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the Ordinary Course of Business, in each case, relating to obligations as to which there is no default for a period greater than sixty (60) days or that are being contested in good faith and by appropriate proceedings; (iii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP ; (iv) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (v) non-exclusive licenses of rights in Intellectual Property Rights granted in the Ordinary Course of Business; (vi)  Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings; (vii) deposits made in the Ordinary Course of Business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, arising in each case in the Ordinary Course of Business; (viii) Liens resulting from applicable U.S. state or federal securities Laws; (ix) Liens incurred in the Ordinary Course of Business in connection with any purchase money security interests, equipment leases or similar financing arrangements; and (x) Liens that do not materially detract from the value of such property based upon its current use or interfere in any material respect with the current use, operation or occupancy by the Company or any Company Subsidiary of such property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means (i) any information with respect to which there is a reasonable basis to believe that the information can be used to identify, contact, or locate an individual, (ii) social security numbers, or (iii) any information that is regulated or protected by one or more Information Privacy and Security Laws.

“Redacted Fee Letter” means one or more fee letters from financing sources in which the only redactions relate to fee amounts, “market flex” provisions, preferential allocation provisions, alternate financing provisions and certain provisions related to the “securities demand”; provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Restricted Person” means a Person that is the subject of Sanctions or located in, or organized under, the Laws of any country that is the subject of Sanctions.

“Sanctions” means applicable trade sanctions, regulations, embargoes or related measures enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council or Her Majesty’s Treasury of the United Kingdom.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Specified Auditor Assistance” means (a) providing customary “comfort letters” (including customary “negative assurances”) and reasonable and customary assistance with the due diligence activities of the Financing Sources, (b) providing access to work papers of the Company and other supporting documents as may be reasonably requested by Parent or the Financing Sources, and (c) providing customary consents to inclusion of auditor reports to the extent required for any Marketing Materials for the Notes Offering.

“Specified Shares” means the Rollover Shares and shares of Company Common Stock to be cancelled in accordance with Section 2.01(b))

“Specified Tender Offer Action” means such actions as may be reasonably requested by Parent, at such times as may be reasonably requested, in connection with a tender offer and consent solicitation for the Company Notes that results in the repurchase of Company Notes on, and subject to the occurrence of, the Closing Date, including:

(a)     (i) prior to the Closing, commencing an offer to purchase on pricing and other terms that are reasonably acceptable to Parent (the “Offer to Purchase”) and (ii) soliciting the consent to such amendments to the Indenture as Parent may reasonably request (the “Indenture Amendments”), which amendments may include the elimination of all or substantially all of the restrictive covenants contained in the Indenture (the “Consent Solicitation” and, together with the Offer to Purchase, the “Debt Tender Offer”);

(b)     promptly upon expiration of the Consent Solicitation, assuming the requisite consents have been received, executing a supplemental indenture implementing the Indenture Amendments, which will become effective immediately and operative upon the consummation of the Closing, and using commercially reasonable efforts to cause the trustee under the Indenture to enter into such supplemental indenture (including by delivering, or causing to be delivered, any required legal opinions and certificates);

(c)     upon consummation of the Closing, and in accordance with the terms of the Debt Tender Offer, accepting for purchase and purchasing all Notes properly tendered and not properly withdrawn in the Debt Tender Offer; provided that Parent covenants and agrees to provide (or to cause to be provided) immediately available funds necessary for the payment with respect to Company Notes pursuant to the Debt Tender Offer; and

(d)     upon the request of Parent (i) preparing an offer to purchase and consent solicitation statement with respect to the Debt Tender Offer and related documentation (collectively, the “Offer Documents”) and entering into a customary dealer manager agreement with respect thereto, and (ii) causing the Offer Documents to be transmitted to the holders of the Company Notes promptly following the commencement of the Debt Offer; provided, that documents used in connection with the Debt Tender Offer (including any press release that purports to announce, modify or amend the terms of the Debt Tender Offer) will be subject to the prior review, comment and approval of Parent.

A “Subsidiary” of any Person means another Person, in which such Person directly or indirectly owns or purports to own, beneficially or of record, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than thirty percent (30%) of the equity interests of which is owned directly or indirectly by such first Person).

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other assessments or charges of any kind imposed by a Governmental Entity and social security contributions, including employee and employer national insurance contributions, together with all interest, penalties and additions imposed with respect to such amounts.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.04     Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06     Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07     Entire Agreement; No Third-Party Beneficiaries.

(a)     This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, the Equity Commitment Letters, the Guarantee, the Confidentiality Agreement, the Escrow Agreement and any other written agreement entered into among the parties as of the date hereof, constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and the Escrow Agreement.

(b)     Except (i) for Section 5.06 (with respect to any expense reimbursement obligations and indemnification obligations) and Section 6.05, and (ii) the rights of the Financing Sources set forth in Section 8.03(e)(i), Section 8.04, this Section 9.07(b)(ii), Section 9.11 and Section 9.12, this Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

(c)     Other than with respect to any Retained Claim, no recourse shall be had by the Company, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at Law or in equity, whether sounding in contract, tort, statute or otherwise) against Parent, Merger Sub or any other Parent Related Party in any way under or in connection with this Agreement, the Equity Commitment Letters, the Guarantee or any other agreement or instrument delivered in connection with this Agreement, the Equity Commitment Letters, the Guarantee, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise). The Company hereby covenants and agrees that it shall not, and shall cause its Affiliates not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Equity Commitment Letters, the Guarantee or the transactions contemplated thereby (whether at Law or in equity, whether sounding in contract, tort, statute or otherwise), against Parent, Merger Sub or any Parent Related Party except for claims that the Company may assert: (i) against any Parent Related Party that is subject or party to, and solely pursuant to the terms of, the Confidentiality Agreement; (ii) against the Investors (and their legal successors and assigns of their obligations hereunder) under, and pursuant to the terms of, the Guarantee (subject in each case to each such Investor’s Cap (as defined in the Guarantee)); (iii) against an Investor for specific performance of such Investor’s obligations under its Equity Commitment Letter to fund its commitment thereunder in accordance with and pursuant to such Equity Commitment Letter; and (iv) against Parent or Merger Sub in accordance with and pursuant to the terms of this Agreement (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”).

Section 9.08     GOVERNING LAW. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION OR PROCEEDING (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE.

Section 9.09     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that (i) the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned subsidiary of Parent and (ii) Parent may make a collateral assignment of its rights (but not its obligations) under this Agreement to any Financing Source. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 9.10     Specific Enforcement; Jurisdiction; Venue.

(a)     The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (e) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)     Notwithstanding Section 9.10(a) or anything else to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to the granting of a decree or order of specific performance or other equitable relief of the obligations of Parent and Merger Sub to cause the Equity Financing to be funded and/or to consummate the Closing only in the event that (i) all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing) at the time Section 1.02 contemplated the Closing to occur, (ii) the Debt Financing has been funded or the Financing Sources have confirmed in writing that the Debt Financing will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if a decree or order of specific performance or other equitable relief is granted, then it would take such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, the foregoing sentence shall not apply to or otherwise limit the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the obligations of Parent and Merger Sub to cause the Equity Financing to be funded and/or to consummate the Closing.

(c)     In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction the Court of Chancery of the State of Delaware, or if that court lacks subject matter jurisdiction, any state or federal court located within the State of Delaware for the purpose of any suit, action or proceeding (whether, in contract, tort, equity or otherwise) relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iii) agrees that it will not bring any suit, action or proceeding relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than the aforesaid courts.

Section 9.11     WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY SUCH SUIT, ACTION OR PROCEEDING AGAINST A FINANCING SOURCE, ANY OF THEIR AFFILIATES, AND/OR THEIR OR THEIR AFFILIATES’ OFFICERS, DIRECTORS, EMPLOYEES, CONTROLLING PERSONS, ADVISORS, AGENTS, ATTORNEYS AND REPRESENTATIVES). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12     Exculpation of Financing Sources. Notwithstanding anything to the contrary herein, the Company, on behalf of itself and the Company Related Parties, hereby (i) acknowledges that none of the Financing Sources (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) shall have any liability to the Company or any Company Related Party under this Agreement or for any claim made by the Company or any Company Related Party based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute relating to, or arising from, the Debt Financing, the Debt Commitment Letters or the performance thereof, (ii) waives any rights or claims of any kind or nature (whether in law or in equity, in contract, in tort or otherwise) the Company or any Company Related Party may have against any Financing Source (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) relating to this Agreement, the Debt Financing or the transactions contemplated hereby or thereby and (iii) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) in connection with this Agreement, the Debt Financing, the Debt Commitment Letters or the transactions contemplated hereby or thereby. With respect to any dispute or proceeding relating to this Section 9.12 or any other dispute involving the Financing Sources, the Company, on behalf of itself and the Company Related Parties, (w) submits to the exclusive jurisdiction of the courts of the State of New York or federal courts of the United States of America, in each case, sitting in the borough of Manhattan, and any appellate court from any thereof (the courts described in this clause (w), the “Applicable Courts”), and agrees that all claims in respect of any such litigation may be heard and determined only in an Applicable Court, (x) waives, to the fullest extent it may legally do so, any objection which it may now or hereafter have to the laying of venue of any proceeding in any Applicable Court, (y) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such proceeding in any Applicable Court, and (z) agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or any other manner provided by law. Nothing in this Section 9.12 will limit the rights of Parent or Merger Sub or any Parent Related Party in respect of the Debt Financing under any commitment letter related thereto. Without limiting the foregoing, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to a Company Related Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

ExamWorks Group, Inc.

By:	/s/ Richard E. Perlman
Name: Richard E. Perlman
Title: Executive Chairman

[Signature Page to Agreement and Plan of Merger]

Gold Parent, L.P.

By: Gold Parent GP, LLC, its general partner

By:	/s/ Alyse Wagner
Name: Alyse Wagner
Title: President

Gold Merger Co., Inc.

By:	/s/ Alyse Wagner
Name: Alyse Wagner
Title: President

[Signature Page to Agreement and Plan of Merger]

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	Section 5.04(i)(iii)
Acquisition Agreement	Section 9.03
Adverse Recommendation Change	Section 5.04(d)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Proposal	Section 5.04(i)(i)
Anti-Corruption Laws	Section 9.03
Appraisal Rights	Section 2.03(a)
Appraisal Shares	Section 2.01(c)
Award Release Agreement	Section 2.02(c)
Business Day	Section 9.03
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Charter Documents	Section 9.03
Closing	Section 1.02
Closing Date.	Section 1.02
Code	Section 9.03
Collective Bargaining Agreements	Section 4.17
Commitment Letters	Section 3.09(a)
Company	Preamble
Company Balance Sheet	Section 4.06(c)
Company Benefit Plans	Section 4.10(a)
Company Board	Section 4.03(c)
Company By-laws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Common Stock	Section 2.01
Company Disclosure Letter	Article IV
Company Financial Advisors	Section 4.19
Company Indemnified Parties	Section 6.05(a)
Company Material Adverse Effect	Section 9.03
Company Notes	Section 9.03
Company Pension Plan	Section 4.10(c)
Company Permits	Section 4.12
Company Recommendation	Section 6.01(d)
Company Related Parties	Section 9.03
Company Restricted Shares	Section 9.03
Company RSU Award	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Shareholder Approval	Section 4.04
Company Shareholders Meeting	Section 4.04
Company Stock Award	Section 9.03
Company Stock Option	Section 9.03
Company Stock Plan	Section 9.03
Company Subsidiary	Section 9.03

Company Voting Debt	Section 4.03(e)
Compliant	Section 9.03
Confidentiality Agreement	Section 6.02
Consent	Section 3.03(b)
Consents	Section 3.03(b)
Contract	Section 9.03
Copyrights	Section 9.03
Customary KYC Material	Section 9.03
Debt Commitment Letter	Section 3.09(a)
Debt Commitment Letters	Section 3.09(a)
Debt Financing	Section 3.09(a)
Debt Financing Documents	Section 9.03
Delaware Secretary	Section 9.03
DGCL	Section 1.01
DOJ	Section 6.03(a)
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Law	Section 4.13
Equity Commitment Letter	Section 3.09(a)
Equity Commitment Letters	Section 3.09(a)
Equity Financing	Section 3.09(a)
Equity Securities	Section 9.03
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Escrow Account	Section 9.03
Escrow Agent	Section 9.03
Escrow Agreement	Section 9.03
Escrow Amount	Section 2.04
Escrow Funds	Section 9.03
Exchange Act	Section 9.03
Excluded Contract	Section 4.14(b)
Excluded Party	Section 9.03
Existing Company Debt	Section 9.03
Filed Company Contract	Section 4.14(a)
Filed Company SEC Documents	Article IV
Financing	Section 3.09(a)
Financing Deliverables	Section 9.03
Financing Information	Section 9.03
Financing Sources	Section 9.03
FTC	Section 6.03(a)
GAAP	Section 4.06(b)
Go Shop Period	Section 5.04(f)
Go Shop Termination Fee	Section 8.03(b)
Government Official	Section 9.03
Governmental Approvals	Section 6.03(a)
Governmental Entity	Section 3.03(b)

Group	Section 9.03
Guarantee	Section 3.11
Health Care Laws	Section 4.23(a)
HSR Act	Section 3.03(b)
Hux	Section 3.09(a)
Indebtedness	Section 9.03
Indemnifying Parties	Section 6.05(b)
Indenture	Section 6.10(a)
Information Privacy and Security Laws	Section 9.03
Inquiry	Section 5.04(a)
Intellectual Property Rights	Section 9.03
Intervening Event	Section 5.04(i)(iv)
Investors	Section 3.09(a)
IRS	Section 4.10(a)
Judgment	Section 3.03(a)
Knowledge	Section 9.03
Law	Section 3.03(a)
Leased Real Property	Section 4.15(b)
Legal Restraints	Section 7.01(c)
Letter of Transmittal	Section 2.02(b)
LGP	Section 3.09(a)
Liens	Section 9.03
Marketing Efforts	Section 9.03
Marketing Material	Section 9.03
Marketing Period	Section 9.03
Material Contract.	Section 4.14(b)
Maximum Amount	Section 6.05(d)
Medicare Set Asides	Section 9.03
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Board	Section 9.03
Merger Sub Common Stock	Section 2.01
Multiemployer Plan	Section 4.10(c)
Notes	Section 3.09(a)
Notes Offering	Section 3.09(a)
Notice Period	Section 5.04(d)(i)
NYSE	Section 9.03
Off the Shelf Software	Section 9.03
Option Payments	Section 6.04(a)
Ordinary Course of Business	Section 9.03
Owned Intellectual Property Rights	Section 9.03
Owned Real Property	Section 4.15(a)
Parent	Preamble
Parent Board	Section 9.03

Parent Disclosure Letter	Article III
Parent GP	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Related Party	Section 8.03(d)(i)
Parent Termination Fee	Section 8.03(b)
Patents	Section 9.03
Paying Agent	Section 2.02(a)
Payment Fund.	Section 2.02(a)
Permit	Section 3.03(b)
Permits	Section 3.03(b)
Permitted Liens	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Plan of Merger	Recitals
Preferred Stock	Section 4.03(a)
Providers	Section 4.23(b)
Proxy Statement	Section 6.01(a)
Real Estate Leases	Section 4.15(b)
Real Property	Section 4.15(b)
Recoverable Amounts	Section 8.03(d)(i)
Redacted Fee Letter	Section 9.03
Registered Intellectual Property Rights	Section 4.16(a)
Regulatory Laws	Section 9.03
Release Date	Section 2.04
Representatives	Section 5.04(a)
Retained Claims	Section 9.07(c)
Rollover Agreement	Recitals
Rollover Investment	Recitals
Rollover Investors	Recitals
Rollover Shares	Recitals
SEC	Section 9.03
Securities Act	Section 9.03
Solvent	Section 3.10

SOX	Section 9.03
Specified Auditor Assistance	Section 9.03
Specified Shares	Section 9.03
Specified Tender Offer Action	Section 9.03
Subsidiary	Section 9.03
Superior Proposal	Section 5.04(i)(ii)
Surviving Company	Section 1.01
Tax Returns	Section 9.03
Taxes	Section 9.03
Termination Fee	Section 8.03(a)
Top Customers	Section 4.24
Trademarks	Section 9.03
Trustee	Section 6.10
TUPE	Section 4.17
Unvested Option Payments	Section 6.04(c)(i)
Unvested Restricted Share/RSU Payments	Section 6.04(c)(i)
Voting Agreement	Recitals
Withdrawal Liability	Section 9.03

EXHIBIT A

Form of Voting Agreement

(See attached.)

EXECUTION VERSION

STOCKHOLDER VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT (this “Agreement”) is made and entered into as of April 26, 2016 by and between Gold Parent, L.P., a Delaware limited partnership (“Parent”), on the one hand, and the undersigned stockholder (the “Stockholder”) of ExamWorks Group, Inc., a Delaware corporation (the “Company”), on the other hand.

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and Gold Merger Co, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of such Merger and a wholly owned subsidiary of Parent on the terms, and subject to the conditions, set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (for purposes of this Agreement, “beneficial owner” (including “beneficially own” and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of the number of (a) shares of Company Common Stock set on Schedule I hereto (such shares of Company Common Stock, together with any other equity securities of the Company, the power to dispose of or the voting power over which is acquired by the Stockholder during the period from and including the date hereof through and including the Expiration Date (including any shares of Company Common Stock underlying any Company Restricted Shares or any Company RSU Awards, in each case, that vest before or during such period, and any shares of Company Common Stock acquired upon exercise of any Company Stock Options during such period), collectively, the “Subject Shares”) and (b) shares of Company Common Stock underlying the Company Stock Options set forth on Schedule I hereto (such Company Stock Options, together with any other Company Stock Options acquired by the Stockholder during the period from and including the date hereof through and including the Expiration Date, collectively, the “Subject Options”); and

WHEREAS, as a condition to and as an inducement to Parent’s willingness to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement and vote its Subject Shares as described herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.     Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)     “Constructive Sale” shall mean, with respect to any Subject Shares or Subject Options, a short sale with respect to such Subject Shares or Subject Options, entering into or acquiring an offsetting derivative contract with respect to such Subject Shares or Subject Options, entering into or acquiring a future or forward contract to deliver such Subject Shares or Subject Options, or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such Subject Shares or Subject Options.

(b)     “Deemed Converted Shares” shall mean, with respect to any point in time, the amount of shares of Company Common Stock that would be acquired by the Stockholder if the Stockholder exercised his or her Subject Options at such time.

(c)     “Expiration Date” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII of the Merger Agreement, and (c) the mutual written agreement of each of the parties hereto to terminate this Agreement.

(d)     “Transfer” shall mean, with respect to any Subject Shares or Subject Options, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a Lien upon, or the gift, placement in trust, or the Constructive Sale or other disposition of such Subject Shares or Subject Options (including transfers by testamentary or intestate succession or otherwise by operation of Law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or any change in the record or beneficial ownership of such Subject Shares or Subject Options (other than pursuant to the Rollover Agreement), and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

Section 2.     Transfer of Shares.

(a)     Transfer of Shares. The Stockholder hereby agrees that, except as set forth in, and pursuant to, the Rollover Agreement, at all times during the period commencing on the date hereof until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Stockholder’s Subject Shares or Subject Options or discuss, negotiate or make an offer or enter into an agreement, commitment or other arrangement regarding any Transfer of any of such Subject Shares or Subject Options.

(b)     Transfer of Voting Rights. Except as otherwise permitted by this Agreement or pursuant to the Rollover Agreement, the Stockholder hereby agrees that, at all times commencing on the date hereof until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any of the Stockholder’s Subject Shares or Subject Options in a voting trust, grant any proxy or power of attorney in respect of the Stockholder’s Subject Shares or Subject Options, or enter into any voting agreement or similar arrangement, commitment or understanding with respect to the Stockholder’s Subject Shares or Deemed Converted Shares in violation of this Agreement.

Section 3.     Agreement to Vote Shares.

(a)     Voting Agreement. Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, the Stockholder agrees (solely in its capacity as a stockholder of the Company) that it shall, or shall cause its nominee holder of record on any applicable record date to, vote the Subject Shares that the Stockholder is eligible to vote, and deliver a written consent in respect of the Stockholder’s Subject Shares, at any applicable general or special meeting of the stockholders of the Company:

(i)

in favor of (x) adoption of the Merger Agreement and approval of the Merger, (y) each of the actions contemplated by the Merger Agreement in respect of which approval of the Company’s stockholders is requested, and (z) any proposal or action in respect of which approval of the Company’s stockholders is requested that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement; and

(ii)

against (x) any proposal or action that would constitute, or could reasonably be expected to result in, a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement or otherwise reasonably would be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (y) any Alternative Proposal or any proposal relating to an Alternative Proposal and (z) any stock purchase agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement);

provided, that the foregoing voting covenants shall apply solely to actions taken by the Stockholder in its capacity as a stockholder of the Company, and solely with respect to such matters to the extent the approval of the Company’s stockholders is required or requested by the Company, and the Stockholder shall not have any obligations or restrictions with respect to such matters in any other capacity or in any other context.

Until the Expiration Date, in the event that any meeting of the stockholders of the Company is held with respect to any of the matters specified in Section 3(a)(i) or (ii) above (and at every adjournment or postponement thereof), the Stockholder covenants that it shall, or shall cause the holder of record of the Stockholder’s Subject Shares on each record date relevant to such a stockholder vote with respect to such specified matters to, appear at such meeting or otherwise cause the Stockholder’s Subject Shares that are eligible to be voted at such stockholder meeting to be counted as present thereat for purposes of establishing a quorum.

(b)     Prior to the Expiration Date, the Stockholder covenants not to enter into any understanding or agreement with any person to vote or give instructions with respect to the Stockholder’s Subject Shares in any manner inconsistent with Section 3(a).

Section 4.     No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person (a) to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise specifically provided herein, or (b) in the performance of any of the Stockholder’s duties or responsibilities as stockholders or officers or directors, as the case may be, of the Company.

Section 5.     Solicitation. The Stockholder hereby represents and warrants that the Stockholder has read Section 5.04 of the Merger Agreement. In addition, the Stockholder, solely in the Stockholder’s capacity as a stockholder of the Company, agrees not to, directly or indirectly, take any action that would violate Section 5.04 of the Merger Agreement if the Stockholder were deemed a “Representative” of the Company for purposes of such Section 5.04 of the Merger Agreement; provided, the foregoing shall not serve to limit or restrict any actions taken by the Stockholder in any capacity other than as stockholder of the Company, to the extent such actions are permitted or required under such Section 5.04 of the Merger Agreement.

Section 6.     Representations, Warranties and Other Agreements of the Stockholder. The Stockholder hereby represents and warrants to Parent as of the date hereof:

(a)     (i) the Stockholder is the beneficial owner of, and has good, valid and marketable title to, the Subject Shares and Subject Options set forth on Schedule I, (ii) the Stockholder has sole voting power, and sole power of disposition, in each case either individually or through the Stockholder’s representatives, with respect to all of its Subject Shares, (iii) the Subject Shares and Subject Options owned by the Stockholder are all of the equity securities of the Company owned, either of record or beneficially, by the Stockholder, (iv) the Subject Shares and Subject Options owned by the Stockholder are free and clear of all Liens, other than any Liens created by this Agreement, the Rollover Agreement, the underlying agreements pursuant to which such shares were issued or as imposed by applicable securities Laws and (iv) the Stockholder has not appointed or granted any proxy inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Subject Shares.

(b)     the Stockholder has full capacity, power and authority to make, enter into and carry out the terms of this Agreement applicable to the Stockholder;

(c)     the Stockholder agrees not to bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which alleges that (i) the execution and delivery of this Agreement by the Stockholder and the granting of any proxies to be delivered in connection with the execution of the Merger Agreement, or (ii) the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof;

(d)     the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any applicable Law or any contract to which the Stockholder is a party or which is binding on the Stockholder or the Stockholder’s Subject Shares or Subject Options, and will not result in the creation of any Lien on any of the Stockholder’s Subject Shares or Subject Options;

(e)     this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity;

(f)     the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by the Stockholder, (i) except for any applicable requirements, if any, of the Exchange Act, and (ii) except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of the Stockholder’s obligations under this Agreement in any material respect; and

(g)     the Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 7.     Consent. The Stockholder on behalf of itself only consents to and authorizes the Company, Parent and their respective Affiliates (and Parent authorizes the Company and its Affiliates) to (a) publish and disclose in the Proxy Statement, any current report of the Company on Form 8-K and any other documents required to be filed with the SEC or any regulatory authority in connection with the Merger Agreement, the Stockholder’s identity and ownership of Subject Shares and Subject Options and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement and (b) file this Agreement as an exhibit to the extent required to be filed with the SEC or any regulatory authority relating to the Merger.

Section 8.     Stockholder Capacity. To the extent that the Stockholder is an officer or director of the Company or any Company Subsidiaries, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken or not taken by the Stockholder in its capacity as an officer or director of the Company or any Company Subsidiaries or from fulfilling the duties and obligations of such office (including the performance of obligations required by the fiduciary duties of the Stockholder acting in its capacity as an officer or director), and none of such actions (or determinations not to take any action) in such other capacities shall be deemed to constitute a breach of this Agreement.

Section 9.     Legending of Shares. Until the Expiration Date, the Stockholder hereby authorizes Parent and the Company to cause each certificate evidencing the Subject Shares to bear the following legend on the face thereof (which legend shall be removed promptly upon the Expiration Date to the extent the Merger is not consummated):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON VOTING, TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THAT CERTAIN STOCKHOLDER VOTING AGREEMENT, DATED AS OF APRIL 26, 2016, BETWEEN THE HOLDER OF THE CERTIFICATE AND GOLD PARENT, L.P., AS AMENDED FROM TIME TO TIME, COPIES OF WHICH STOCKHOLDER VOTING AGREEMENT ARE ON FILE AT THE PRINCIPAL OFFICE OF EXAMWORKS GROUP, INC.”

Section 10.     Termination. Notwithstanding anything to the contrary provided herein, this Agreement and any undertaking or waiver granted by the Stockholder hereunder automatically shall terminate and be of no further force or effect as of the Expiration Date; provided, that upon termination of this Agreement, Parent shall take such actions as are reasonably requested by the Stockholder to remove any legend placed upon any Subject Shares pursuant to Section 9 (and to cause the return of any certificates evidencing Subject Shares to the extent provided by the beneficial owner thereof to Parent or any of its Affiliates); provided, further, however, (a) Section 13 shall survive any termination or expiration of this Agreement, (b) any such termination shall not relieve any party from liability for any willful breach of its obligations hereunder prior to such termination, and (c) each party will be entitled to any remedies at law or in equity to recover its losses arising from any such pre-termination breach.

Section 11.     Appraisal Rights. The Stockholder (i) irrevocably waives and agrees not to exercise any rights (including under Section  262 of the DGCL) to demand appraisal of any of the Subject Shares or rights to dissent from the Merger that the Stockholder may otherwise have and (ii) agrees not to commence or participate in, and will take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby; provided, that the foregoing covenants shall not be deemed a consent to or waiver of any rights of the Stockholder for any breach of this Agreement or the Rollover Agreement by Parent or its Affiliates.

Section 12.     Further Assurances.

(a)     Each of the parties hereto shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as any other party reasonably may deem necessary or appropriate to carry out and effectuate the purpose and intent of this Agreement.

(b)     The Stockholder agrees, while this Agreement is in effect, to notify Parent promptly in writing of the number and description of any Subject Shares or Subject Options acquired by the Stockholder after the date hereof which are not set forth on Schedule I hereto.

Section 13.     Miscellaneous.

(a)     Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)     Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of any other party’s obligations to comply with its representations, warranties, covenants and agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder (or any delay in asserting any such breach) shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder or in any other context.

(c)     Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance, is to be held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

(d)     Assignment; Benefit. Except as expressly permitted by the terms hereof, no party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of each other party hereto, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to, and shall not be deemed to, confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, or to create any agreement of employment with any person or otherwise create any third party beneficiary hereto.

(e)     Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(f)     Specific Performance; Injunctive Relief. The parties agree that irreparable damage would occur to Parent in the event that any provision of this Agreement were not performed by the Stockholder in accordance with the specific terms hereof, and that Parent shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Parent is entitled at law or in equity. The Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to enforce the covenants and obligations contained herein on the basis that Parent has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and Parent shall not be required to post a bond or other security in connection with any such order or injunction.

(g)     Governing Law. This Agreement, including all matters of construction, validity and performance and any action or proceeding (whether in contract, tort, equity or otherwise) arising out of this Agreement or any of the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws of the state of Delaware.

(h)     Jurisdiction and Venue. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction the Court of Chancery of the State of Delaware, or if that court lacks subject matter jurisdiction, any state or federal court located within the State of Delaware for the purpose of any suit, action or proceeding (whether, in contract, tort, equity or otherwise) relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any suit, action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.

(i)     Waiver Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 13(I).

(j)     No Agreement Until Transaction Documents Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute, or be deemed to evidence, a contract, agreement, arrangement or understanding between the parties hereto unless (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all parties hereto.

(k)     No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

(l)     Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as from time to time may be specified by the parties by like notice):

if to Parent, to:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Blvd., #2000

Los Angeles, CA 90025

Attention: John Baumer; Alyse Wagner

Email: baumer@leonardgreen.com; wagner@leonardgreen.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attn: Howard A. Sobel; Paul Kukish

Email: howard.sobel@lw.com; paul.kukish@lw.com

If to the Stockholder: to the Stockholder’s address for notice set forth on Schedule I attached hereto:

with a copy (which shall not constitute notice) to:

None.

(m)     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile or other electronic transmission of any signed original document shall be deemed the same as the delivery of an original. At the request of any party, the parties will confirm signatures executed by facsimile or other electronic transmission by signing a duplicate original document.

(n)     Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained or incorporated by reference into this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented in accordance with its terms, including (in the case of agreements or instruments) by valid waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

GOLD PARENT, L.P.

By: Gold Parent GP, LLC, its general partner

By: ___________________________________

Name:

Title:

[Signature Page to Voting Agreement]

STOCKHOLDER

___________________________________

[•]

[Signature Page to Voting Agreement]

Schedule I

	Subject Shares	Subject Options	Address
[•]	[•]	[•]	[•]
TOTAL	[•]	[•]

EXHIBIT B

Form of Surviving Company Certificate of Incorporation

(See attached.)

CERTIFICATE OF INCORPORATION

OF

EXAMWORKS GROUP, INC.

FIRST. The name of the corporation is ExamWorks Group, Inc.

SECOND. The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is 5,000. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.

FIFTH. Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the by-laws of the corporation.

SEVENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the corporation or, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person.

The corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding within fifteen (15) days after receipt by the corporation of a written request therefor, provided that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article EIGHTH or otherwise.

NINTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article NINTH.

EXHIBIT C

Form of Award Release Agreement

(See attached.)

EXHIBIT C

FORM OF

AWARD RELEASE AGREEMENT

This Award Release Agreement (this “Agreement”) is dated                              , by and between the undersigned Award holder (“Holder”) and ExamWorks Group, Inc., a Delaware corporation (the “Company”).

RECITALS

A.     Pursuant to the ExamWorks Group, Inc. Amended and Restated 2008 Stock Incentive Plan (as amended from time to time, the “Plan”) and an award agreement or award agreements between the Company and Holder (collectively, the “Award Agreement”), to the extent set forth on Exhibit A attached hereto, the Company has previously granted to Holder under the Plan options (each, an “Option”) to acquire the number of shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”) at the exercise price or prices as set forth on Exhibit A attached hereto and/or a number of shares of Common Stock subject to restricted shares (each “Restricted Shares”) and/or restricted share units as set forth on Exhibit A hereto (“RSUs” and collectively with the Options and Restricted Shares, the “Award”).

B.     The Company, Gold Parent, L.P., a Delaware limited partnership (“Parent”) and Gold Merger Co, Inc., a Delaware corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of April __, 2016 (as amended from time to time, and including all exhibits thereto, the “Merger Agreement”).

C.     The Merger Agreement provides that each Option that is not exercised on or before the Effective Time (as defined in the Merger Agreement) will be cancelled at the Effective Time and, provided that the Holder executes this Agreement, will thereafter represent, and be converted into (in lieu of receiving any Common Stock), only the right to receive the consideration set forth in Section 3(a) and 3(b) below (the “Option Consideration”).

D.     The Merger Agreement provides that each Restricted Share and RSU will cancelled at the Effective Time and, provided that the Holder executes this Agreement, will thereafter represent, and be converted into (in lieu of receiving or continuing to holder any Common Stock), only the right to receive the consideration set forth in Sections 3(c) and 3(d) below (the “Restricted Share/RSU Consideration” and together with the Option Consideration (the “Consideration”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.     Effectiveness of this Agreement.

(a)     This Agreement is effective immediately upon its execution by the parties, but will terminate automatically if the Merger Agreement is terminated. In the event of such termination, this Agreement will be void and have no effect, without any liability or obligation of any party hereto, and the Awards will continue in full force and effect in accordance with the existing terms thereof.

(b)     This Agreement will be null and void to the extent the Options have been exercised on or before the Effective Time or the Awards have been otherwise cancelled in accordance with their terms before the Effective Time.

2.     Termination of Award Agreement and Award. Effective as of the Effective Time, in exchange for the Consideration set forth in Section 3 below (as applicable), the Award Agreement and the Award will terminate and be of no further force or effect. Holder acknowledges and agrees that his or her right to receive the Consideration in respect of the Award in exchange for termination of the Award Agreement and the Award will constitute full and complete payment with respect to the Award Agreement and the Award. Holder agrees to take any and all actions and to execute and deliver any and all documents that the Company may request in order to accomplish the intent of this Agreement.

3.     Consideration for Award Cancellation. In consideration of the termination of the Award as set forth in Section 2 hereof, and the other considerations of the Holder set forth in this Agreement, each Award shall be entitled to receive only the following Consideration, as applicable:

(a)     for each vested Option outstanding immediately prior to the Effective Time (after giving effect to any acceleration of vesting required in connection with the Merger pursuant to the Award Agreement), an amount in cash equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such vested Option multiplied by (ii) the number of shares of Common Stock subject to such vested Option (less any required withholding under applicable Tax Law), payable as soon as practicable and not later than three (3) Business Days following Company’s receipt of this duly executed Agreement;

(b)     for each unvested Option outstanding immediately prior to the Effective Date, an amount in cash equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such unvested Option multiplied by (ii) the number of shares of Common Stock subject to such unvested Option (less any required withholding under applicable Tax Law), payable to the Holder in accordance with the vesting schedule of the Option set forth in the Award Agreement but only if such Holder remains employed by the Surviving Corporate until such vesting date(s) or, if earlier, within thirty (30) days following the Surviving Corporation’s termination of Holder’s employment without cause;

(c)     for each vested Restricted Share and RSU outstanding immediately prior to the Effective Time (after giving effect to any acceleration of vesting required in connection with the Merger pursuant to the Award Agreement), an amount in cash equal to the product of the Merger Consideration multiplied by the number of shares of Common Stock subject to such vested Restricted Share Award/RSU Award (less any required withholding under applicable Tax Law), payable as soon as practicable and not later than three (3) Business Days following Company’s receipt of this duly executed Agreement;

(d)     for each unvested Restricted Share Award and RSU Award outstanding immediately prior to the Effective Date, an amount in cash equal to the product of the Merger Consideration multiplied by the number of shares of Common Stock subject to such unvested Restricted Share Award and RSU Award (less any required withholding under applicable Tax Law), payable to the Holder in accordance with the vesting schedule of the Restricted Share and RSU set forth in the Award Agreement but only if such Holder remains employed by the Surviving Corporate until such vesting date(s) or, if earlier, within thirty (30) days following the Surviving Corporation’s termination of Holder’s employment without cause

Unless otherwise defined herein, capitalized terms used in this Section 3 have the meanings set forth in the Merger Agreement.

4.     Representations and Warranties of Holder. Holder hereby represents and warrants that:

(a)     None of the Options have been exercised on or prior to the date hereof. Other than pursuant to the Award, Holder has no right, title or interest in any other securities convertible into or exchangeable or exercisable for any shares of the Company’s capital stock or any other right, title or interest in any rights or options to subscribe for or to purchase any shares of the Company’s capital stock or any other securities convertible into or exchangeable or exercisable for the Company’s capital stock. Holder has good and unencumbered title to the Award, free and clear of all pledges, security interests, liens, claims, rights of first refusal or offer, and any other restrictions or limitations of any kind whatsoever, other than as set forth in the Award Agreement and the Plan, and Holder has not sold, transferred, given, pledged, assigned or otherwise disposed of (including by gift), or consented to any transfer of, any or all of the Award or any interest therein, or entered into any arrangement with respect to the transfer of the Award to any person or entity other than the Company;

(b)     This Agreement has been duly executed and delivered by Holder, and constitutes a legal, valid and binding obligation of Holder, enforceable in accordance with its terms. Holder has full power and authority and legal capacity to execute and deliver this Agreement;

(c)     Holder has carefully reviewed this Agreement, the Merger Agreement and all other related materials attached thereto and has been given the opportunity to consult with independent legal counsel and tax, financial and business advisors regarding Holder’s rights and obligations under this Agreement and the Merger Agreement, and fully understands the terms and conditions contained in this Agreement and the Merger Agreement and intends for the terms of this Agreement to be binding on and enforceable against Holder and has entered into this Agreement voluntarily; and

(d)     The Company has the right to deduct from the amounts otherwise payable hereunder, any and all amounts in respect of all taxes which may be required to be deducted or withheld under any provision of applicable law; provided, however, that the Company is not obligated to guarantee any particular tax result for Holder with respect to any payment provided to Holder hereunder, and Holder shall be solely responsible for any taxes imposed on Holder with respect to any such payment.

5.     Release and Indemnity. Holder hereby releases and forever discharges the Company, Parent, Merger Sub and each and all of their respective stockholders, subsidiaries, affiliates, employees, directors, officers, agents, heirs, administrators, and each of their predecessors, successors and assigns (the “Released Parties”), of and from any and all claims, causes of action, suits, actions, counterclaims, setoffs, debts, demands, controversies, agreements, contracts, promises, damages and liabilities whatsoever, liquidated or unliquidated, at law or in equity, arising from or in connection with the Plan, the Award and/or the Award Agreement, including, but not limited to, any claim or right of Holder granted thereunder to purchase securities upon exercise or settlement of the Award or otherwise; provided, however, that the foregoing release does not apply to any rights of Holder as an holder of the Award under the Merger Agreement. In addition, Holder shall defend and hold the Released Parties harmless from and against and in respect of any and all claims, costs, damages, losses, expenses, obligations, liabilities, recoveries, suits, causes of action and deficiencies, including interest, penalties and reasonable attorney’s fees, that such indemnified persons may incur or suffer, that arise, result from or relate to any failure by Holder to perform or honor any of Holder’s covenants or agreements set forth in this Agreement.

6.     Severability. If one or more of the provisions of this Agreement is invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

7.     Third Party Beneficiary. Parent is an intended, express third-party beneficiary of this Agreement and shall be entitled to enforce the rights of the Company, as well as the obligations of the Holder, in each case as if a party hereto.

8.     Termination. This Agreement will terminate automatically if the Merger Agreement is terminated in accordance with its terms without the occurrence of the consummation of the Transactions. In the event of such termination, this Agreement will become void and have no effect, without any liability or obligation of any party hereto or Parent or Merger Sub.

9.     Captions. The captions used in this Agreement are for convenience of reference only and do not form a part of this Agreement.

10.     Governing Law. This Agreement is to be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.     Survival of Representations and Warranties. All representations and warranties of Holder contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

12.     Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that the Company and Parent will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

13.     Entire Agreement. This Agreement constitutes the entire agreement with respect to subject matter hereof and supersedes all prior understandings, agreements or representations by and between the Company and Holder, written or oral, with respect to the subject matter hereof.

14.     Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which will constitute but one instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

EXAMWORKS GROUP, INC.

By:
Name:
Title:

HOLDER

Name:

EXHIBIT A

Date of Award Agreement	Date of Grant of Option	Number of Shares of Common Stock Subject to Option	Exercise Price Per Share

EXHIBIT D

Form of Guarantee

(See attached.)

GUARANTEE

THIS GUARANTEE, dated as of April 26, 2016 (this “Guarantee”), by Green Equity Investors VI, L.P., a Delaware limited partnership, Green Equity Investors Side VI, L.P., a Delaware limited partnership, and Hux Investment Pte. Ltd., a Singapore private limited company (collectively, the “Guarantors” and each a “Guarantor”) is in favor of ExamWorks Group, Inc., a Delaware corporation (the “Company”).

1.     GUARANTEE. To induce the Company to enter into that certain Agreement and Plan of Merger, of even date herewith (as amended, restated, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), by and among Gold Parent, L.P., a Delaware limited partnership (“Parent”), Gold Merger Co, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which and subject to the terms and conditions of which the Company will become a wholly owned subsidiary of Parent (the “Merger”), each Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally, on a several (not joint and several) basis, guarantees to the Company, on the terms and subject to the conditions set forth herein, the due and punctual performance and discharge of such Guarantor’s respective percentage as set forth opposite its name in Annex 1 (for each such Guarantor, its “Guaranteed Percentage”) of the payment obligations and liabilities of Parent and Merger Sub to the Company under the fourth to last and third to last sentences of Section 5.06, Section 8.03(c) and Section 8.03(e) of the Merger Agreement, and the obligations in the last sentence of this Section 1 (the “Obligations”), provided that, notwithstanding anything to the contrary contained in this Guarantee, in no event shall each Guarantor’s aggregate liability exceed such Guarantor’s Guaranteed Percentage of $94,000,000.00 (such limitation on the liability each Guarantor may have for its Guaranteed Percentage of the Obligations being herein referred to as such Guarantor’s “Cap”), and the Company agrees that this Guarantee may not be enforced against any Guarantor without giving effect to such Guarantor’s Cap (and to the provisions of Sections 8 and 9 hereof). All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Each capitalized term used but not defined herein shall have the meaning ascribed to it in the Merger Agreement.

If Parent or Merger Sub fails to pay any Obligations when due, then each Guarantor’s liabilities to the Company hereunder in respect of such Obligations shall, at the Company’s option, become immediately due and payable and the Company may at any time and from time to time, at the Company’s option, and so long as Parent or Merger Sub has failed to discharge its Obligations, take any and all actions available hereunder to collect any of the Guarantor’s liabilities hereunder in respect of such Obligations, subject to such Guarantor’s Cap. In furtherance of the foregoing, each Guarantor acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against such Guarantor for the full amount of such Guarantor’s Guaranteed Percentage of the Obligations (subject to such Guarantor’s Cap) regardless of whether any action is brought against Parent, Merger Sub or any other Guarantor.

Each Guarantor acknowledges and agrees that (a) with respect to Parent and Merger Sub, the Company shall have the rights and remedies specified in the Merger Agreement and (b) with respect to such Guarantor, the Company shall have the rights and remedies specified in this Guarantee and the Equity Commitment Letters (including, for the avoidance of doubt, its rights as a third-party beneficiary contained therein).

If any Guarantor fails to timely satisfy its Guaranteed Percentage of the Obligations, and, in order to obtain such satisfaction, the Company commences a suit which results in a judgment against such Guarantor for such satisfaction, such Guarantor shall pay the Company its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such Guaranteed Percentage of the Obligations at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

2.     NATURE OF GUARANTEE. Each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment to the Company in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, each Guarantor shall remain liable hereunder with respect to such Guarantor’s Guaranteed Percentage of the Obligations (subject to such Guarantor’s Cap) as if such payment had not been made. This Guarantee is an unconditional and continuing guarantee of payment and not of collection, and the Company shall not be required to proceed against Parent or Merger Sub before proceeding against the Guarantors hereunder.

3.     CHANGES IN OBLIGATION, CERTAIN WAIVERS. Each Guarantor agrees that the Company may, in its sole discretion, at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of payment of the Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting such Guarantor’s obligations under this Guarantee or affecting the validity or enforceability of this Guarantee. Each Guarantor agrees that the obligations or liabilities of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by, and shall be absolute and irrespective of, (a) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (b) any change in the time, place or manner of payment of any of the Obligations, or any rescission, waiver, compromise, consolidation, or other amendment or modification of any of the terms or provisions of the Merger Agreement or the Commitment Letters made in accordance with the terms thereof or in any other agreement to which the Guarantor, Parent or Merger Sub is a party and which evidences, secures or is otherwise executed in connection with any of the Obligations; (c) (i) the addition, substitution or release of any Person now or hereafter liable with respect to the Obligations or (ii) the release or discharge of the other Guarantor, or the receipt by the Company of partial satisfaction of the Obligations from the other Guarantor; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub, any Guarantor or any Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (e) the existence of any claim, set off or other right which (i) any Guarantor may have at any time against Parent, Merger Sub or the Company, or any of their respective Affiliates, or (ii) Parent or Merger Sub may have at any time against the Company, in each case described in the foregoing clauses (i) or (ii) of this Section 3(e) (A) whether in connection with any Obligations or otherwise and (B) except as contemplated by the final sentence of the immediately succeeding paragraph or, solely with respect to clause (ii) of this Section 3(e), in the Merger Agreement; (f) the adequacy of any other means the Company may have of obtaining payment related to the Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub, any other Guarantor or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, or any of their respective assets; (h) the value, genuineness, validity, illegality or enforceability according to their terms of the Merger Agreement, the Commitment Letters or any agreement or instrument referred to herein, except as contemplated by the final sentence of the immediately succeeding paragraph or (i) any discharge of such Guarantor as a matter of applicable law or equity (other than as a result of, and to the extent of, payment of the Obligations in accordance with the terms of the Merger Agreement or as a result of defenses to the payment of the Obligations that would be available to Parent or Merger Sub under the Merger Agreement). To the fullest extent permitted by applicable law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any applicable law which would otherwise require any election of remedies by the Company. Each Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligation incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of one or more of Parent, Merger Sub or any Guarantor, or any other Person liable with respect to any of the Obligations, and all suretyship defenses generally (other than actual fraud on Parent by the Company or any of its Subsidiaries or contractual defenses to the payment of the Obligations that are available to Parent under the Merger Agreement). Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers, agreements, covenants, obligations and other terms in this Guarantee are knowingly made and agreed to in contemplation of such benefits. Each Guarantor hereby covenants and agrees, on a several (not joint and several) basis, that it (x) shall not, and it shall cause its Affiliates to not, assert, directly or indirectly, in any proceeding that this Guarantee is illegal, invalid or unenforceable in accordance with its terms, (y) shall maintain in full force and effect all consents of any Governmental Entity or other authority that are required to be obtained by it with respect to this Guarantee and will obtain any such consents that may become necessary in the future, and (z) will comply in all respects with all applicable laws and orders to which it may be subject if failure to so comply would impair its ability to perform its obligations under this Guarantee.

Each Guarantor hereby unconditionally waives any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under or in respect of this Guarantee or any other agreement in connection therewith, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, and each Guarantor shall not exercise any such rights unless and until all Obligations shall have been paid in full in immediately available funds. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of all Obligations, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of such Guarantor and shall forthwith be promptly paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment). Notwithstanding anything to the contrary contained in this Guarantee or otherwise, the Company hereby agrees that each Guarantor shall have all defenses to the payment of its obligations under this Guarantee (which in any event shall be subject to such Guarantor’s Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Obligations, as well as any defenses in respect of any actual fraud of the Company or any of its Subsidiaries (other than defenses arising from the bankruptcy or insolvency of Parent or Merger Sub).

The Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between Parent, Merger Sub or the Guarantors, on the one hand, and the Company, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. When pursuing its rights and remedies hereunder against the Guarantors, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent or Merger Sub or any other Person for the Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or Merger Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Company of Parent or Merger Sub or any such other Person or any right of offset, shall not relieve the Guarantors of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

The Company shall not be obligated to file any claim relating to any Obligation in the event that Parent or Merger Sub becomes subject to any insolvency, bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Company in respect of any Obligation is rescinded or must otherwise be returned for any reason whatsoever, each Guarantor shall remain liable hereunder with respect to such Guarantor’s Guaranteed Percentage of the Obligations (subject to such Guarantor’s Cap) as if such payment had not been made.

4.     NO WAIVER; CUMULATIVE RIGHTS. No failure to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder under the Merger Agreement. Each and every right, remedy and power hereby granted to the Company or allowed it by Law shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, Parent, Merger Sub, any other Guarantor or any other Person now or hereafter liable for any Obligation or interested in the transactions contemplated by the Merger Agreement prior to proceeding against any of the Guarantors.

5.     REPRESENTATIONS AND WARRANTIES. Each Guarantor hereby represents and warrants, on a several (not joint and several) basis, that:

(a)     It is duly organized and validly existing under the laws of its jurisdiction of organization; it has all requisite power and authority to execute, deliver and perform this Guarantee; the execution, delivery and performance of this Guarantee have been duly and validly authorized by all necessary action, and do not contravene any provision of such Guarantor’s partnership agreement or similar organizational documents, any contract to which it is a party or any applicable Law or Judgment binding on such Guarantor or its assets; and the Person executing and delivering this Guarantee on behalf of such Guarantor is duly authorized to do so;

(b)     all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required by such Guarantor in connection with the execution, delivery or performance of this Guarantee by such Guarantor;

(c)     this Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d)     such Guarantor has and will have (except in the case of Hux Investment Pte. Ltd., which only will have) the financial capacity to pay and perform its obligations under, in respect of or in connection with this Guarantee when such obligations become due and payable, and all funds necessary for such Guarantor to fulfill such obligations shall be available to such Guarantor (or its permitted assignee pursuant to Section 6 hereof) when or for so long as any such obligations become due and payable.

6.     NO ASSIGNMENT. Neither this Guarantee nor any right or obligation hereunder may be assigned or delegated by any party (by operation of Law or otherwise) without the prior written consent of the Company (in the case of an assignment or delegation by one or more Guarantors) or the Guarantors (in the case of an assignment or delegation by the Company); provided, however, that each Guarantor may assign or delegate all or part of its rights, interests and obligations hereunder, without the prior written consent of the Company, to any other Guarantor, or other Person to which it has allocated all or a portion of its investment commitment to Parent; provided, further, that no such assignment or delegation shall relieve such Guarantor of its obligations hereunder as a primary obligor. Any attempted assignment in violation of this Section shall be null and void.

7.     NOTICES. All notices and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein), as follows:

if to Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P.:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Blvd., #2000

Los Angeles, CA 90025

Attn: John Baumer; Alyse Wagner

Email: baumer@leonardgreen.com; wagner@leonardgreen.com

with a copy to (which alone shall not constitute notice):

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attn: Howard A. Sobel; Paul Kukish

Email: howard.sobel@lw.com; paul.kukish@lw.com

if to Hux Investment Pte. Ltd.:

c/o GIC Special Investments Pte. Ltd.

335 Madison Avenue, 24th Floor

New York, NY 10017

Attn: W. Bradley Yale; Paul Yun

Email: bradyale@gic.com.sg; paulyun@gic.com.sg

with a copy to (which alone shall not constitute notice):

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Attn: Mark E. Thierfelder; Adam D. Rosenthal

Email: mark.thierfelder@dechert.com; adam.rosenthal@dechert.com

If to the Company, as provided in the Merger Agreement.

8.     CONTINUING GUARANTEE. With respect to each Guarantor, this Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on such Guarantor, its successors and shall inure to the benefit of, and be enforceable by, the Company and its respective successors and permitted assigns until such Guarantor’s Guaranteed Percentage of the Obligations (which shall be subject to such Guarantor’s Cap) have been paid in full. Notwithstanding the foregoing, or anything else express or implied in this Guarantee or otherwise, with respect to each Guarantor, this Guarantee shall terminate and such Guarantor shall have no further obligations under or in connection with this Guarantee as of the earliest of (i) the Effective Time if, and only if, the Closing occurs and the Merger Consideration is paid, (ii) termination of the Merger Agreement in accordance with its terms in circumstances where none of the Obligations are payable, (iii) the date that is fifteen (15) months following the date hereof unless a claim for payment of such Guarantor’s liability hereunder in respect of any of the Obligations is brought pursuant to and in accordance with this Guarantee prior to such date, in which case this Guarantee shall terminate upon the final, non-appealable resolution of such action and satisfaction by such Guarantor of any obligations finally determined or agreed to be owed by such Guarantor, consistent with the terms hereof, and (iv) receipt by the Company of the payment in full of such Guarantor’s Guaranteed Percentage of the Obligations (subject to such Guarantor’s Cap). Notwithstanding any other term or provision of this Guarantee, or anything express or implied in this Guarantee or otherwise, in the event that the Company or any of its Subsidiaries asserts in any litigation or other proceeding (a) that the provisions of Section 1 hereof limiting any Guarantor’s liability to its respective Cap or the provisions of this Section 8 or Section 9 hereof are illegal, invalid or unenforceable in whole or in part, (b) that any Guarantor is liable in respect of Obligations in excess of or to a greater extent than its Cap, or (c) any claim against any Guarantor or any Non-Recourse Party (as defined in Section 9) with respect to the Merger Agreement, the Equity Commitment Letters (except as provided in Section 5(ii) or 5(iii) thereof), this Guarantee or any other agreement or instrument delivered in connection with the Merger Agreement, the Equity Commitment Letters or this Guarantee, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined in Section 9 hereof) asserted by the Company against the Non-Recourse Parties pursuant to Section 9, then (x) the obligations of the Guarantors under or in connection with this Guarantee shall terminate ab initio and shall thereupon be null and void, (y) if any Guarantor has previously made any payments under or in connection with this Guarantee, it shall be entitled to recover such payments from the Company, and (z) neither the Guarantors nor any other Non-Recourse Party shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Company or any other Person in any way under or with respect to this Guarantee, the Equity Commitment Letters or the Merger Agreement, or the transactions contemplated by the Merger Agreement, the Equity Commitment Letters or under this Guarantee.

9.     NO RECOURSE. Other than with respect to any Retained Claim (as hereinafter defined), the Company acknowledges and agrees that: (a) no Person other than the Guarantors (and the legal successors and assigns of their obligations hereunder) shall have any obligations under or in connection with this Guarantee notwithstanding the fact that the Guarantors may be partnerships or limited liability companies, (b) the Guarantors shall have no obligations under or in connection with this Guarantee except as expressly provided by this Guarantee, (c) Parent has no assets other than the Equity Commitment Letters and (d) no personal liability shall attach to, and no recourse shall be had by the Company, any of its Subsidiaries or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, or attempting otherwise to avoid or disregard the entity form of any Non-Recourse Party, whether by theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, unfairness undercapitalization or otherwise, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Non-Recourse Party (as hereinafter defined) in any way under or in connection with this Guarantee, the Merger Agreement, the Equity Commitment Letters, or any other agreement or instrument delivered in connection with this Guarantee, the Merger Agreement or the Equity Commitment Letters, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise). The Company hereby covenants and agrees that it shall not, and shall cause its Subsidiaries to not, institute any proceeding or bring any other claim arising under, or in connection with, this Guarantee, the Merger Agreement or the transactions contemplated thereby, or the Equity Commitment Letters or the transactions contemplated thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), against any Guarantor or any Non-Recourse Party except for claims that the Company may assert: (i) against any Non-Recourse Party that is party or subject to, and solely pursuant to the terms of, the Confidentiality Agreement; (ii) against a Guarantor (and its legal successors and assigns of its obligations hereunder) under, and pursuant to the terms of, this Guarantee (subject in each case to each such Guarantor’s Cap); (iii) against a Guarantor for specific performance of such Guarantor’s obligation under each Equity Commitment Letter to fund its commitment thereunder in accordance with and pursuant to Section 5(ii) or 5(iii) thereof; and (iv) against Parent or Merger Sub in accordance with and pursuant to the terms of the Merger Agreement (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”); provided, however, that in the event that a Guarantor (x) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (y) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of any Guarantor’s remaining net assets is less than the amount of the Cap and the transferee thereof does not assume, directly or indirectly, such Guarantor’s obligations hereunder, then, and in each such case, the Company may seek recourse, whether by the enforcement of any judgment, order, decree or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, against such continuing or surviving Person (in either case, a “Successor”), as the case may be, but only to the extent of such Guarantor’s unpaid liability hereunder up to such Guarantor’s Cap and subject to the other limitations expressly set forth herein. As used herein, unless otherwise specified, the term Guarantor shall include each Successor. The Retained Claims shall be the sole and exclusive remedy (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) of the Company, all of its Subsidiaries and any Person purporting to claim by or through any of them or for the benefit of any of them against any or all of the Non-Recourse Parties, in respect of any claims, liabilities or obligations arising in any way under or in connection with this Guarantee, the Merger Agreement, the Equity Commitment Letters, or any other agreement or instrument delivered in connection with this Guarantee, the Merger Agreement or the Equity Commitment Letters, or the transactions contemplated hereby or thereby. To the fullest extent permitted by Law, the Company, on behalf of itself and its security holders and Subsidiaries, hereby releases and forever discharges all claims (other than Retained Claims) that the Company or any of its Subsidiaries has had, now has or might in the future have against any Non-Recourse Party arising in any way under or in connection with this Guarantee, the Merger Agreement, the Equity Commitment Letters, or any other agreement or instrument delivered in connection with this Guarantee, the Merger Agreement or the Equity Commitment Letters, or the transactions contemplated hereby or thereby. As used herein, the term “Non-Recourse Parties” means, collectively, Parent, Merger Sub, the Guarantors, and any of the foregoing’s respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and any financial institution which provides or is committed to provide financing in connection with the transactions contemplated by the Merger Agreement. This Section 9 shall survive any termination of this Guarantee pursuant to Section 8 hereof.

10.     GOVERNING LAW. This Guarantee, including all matters of construction, validity and performance and any action or proceeding (whether in contract, tort, equity or otherwise) arising out of this Guarantee or any of the transactions contemplated by this Guarantee shall be governed by, and construed in accordance with, the laws of the state of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws of the state of Delaware.

11.     SUBMISSION TO JURISDICTION. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction the Court of Chancery of the State of Delaware, or if that court lacks subject matter jurisdiction, any state or federal court located within the State of Delaware for the purpose of any suit, action or proceeding (whether, in contract, tort, equity or otherwise) relating to this Guarantee or any of the transactions contemplated by this Guarantee, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined only in any such court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not bring any suit, action or proceeding relating to this Guarantee or any of the transactions contemplated by this Guarantee in any court other than the aforesaid courts. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7. Nothing in this Section 11, however, shall affect the right of any Person to serve legal process in any other manner permitted by law.

12.     WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTEE. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12.

13.     COUNTERPARTS AND SIGNATURE. This Guarantee may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

14.     No Third Party Beneficiaries. Except for the provisions of Section 9 which reference Non-Recourse Parties (each of which shall be for the benefit of and enforceable by each Non-Recourse Party), this Guarantee is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

15.     CONFIDENTIALITY. This Guarantee shall be treated as confidential and is being provided to the Company solely in connection with the Merger. This Guarantee may not be used, circulated, quoted or otherwise referred to in any document by the Company or its Subsidiaries except with the prior written consent of the Guarantors in each instance; provided that no such written consent is required for any disclosure of the existence of this Guarantee to the legal, financial and accounting advisors to the Company, or to the extent required by applicable law, by the applicable rules of any national securities exchange, in connection with any SEC filing relating to the Merger or in connection with any litigation relating to the Merger, the Merger Agreement and the transactions contemplated thereby and hereby.

16.     MISCELLANEOUS.

(a)     This Guarantee constitutes the entire agreement between the parties hereto and supersedes any prior understandings, agreements or representations by or among the Guarantors or any of their Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Guarantee. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Company and the Guarantors in writing.

(b)     Any term or provision of this Guarantee that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Guarantee may not be enforced without giving effect to the limitation of the amount payable by any Guarantor hereunder to its Cap provided in Section 1 hereof and to the provisions of Sections 8 and 9 hereof.

(c)     When reference is made in this Guarantee to a Section, such reference shall be to a Section of this Guarantee, unless otherwise indicated. The headings contained in this Guarantee are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Guarantee. The language used in this Guarantee shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. Whenever the context may require, any pronouns used in this Guarantee shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Guarantee, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Guarantee shall refer to this Guarantee as a whole and not to any particular provision of this Guarantee. No summary of this Guarantee prepared by any party shall affect the meaning or interpretation of this Guarantee.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Guarantors has caused this Guarantee to be duly executed and delivered as of the date first written above.

GREEN EQUITY INVESTORS VI, L.P.

By: GEI Capital VI, LLC, its General Partner

By:
Name: Alyse Wagner
Title: President

GREEN EQUITY INVESTORS SIDE VI, L.P.

By: GEI Capital VI, LLC, its General Partner

By:
Name: Alyse Wagner
Title: President

[Signature Page to Guarantee]

HUX INVESTMENT PTE. LTD.

By:
Name:
Title:

 [Signature Page to Guarantee]

IN WITNESS WHEREOF, the Company has caused this Guarantee to be duly executed and delivered as of the date first written above.

EXAMWORKS GROUP, INC.

By:
Name:
Title:

[Signature Page to Guarantee]

ANNEX 1

Fund	Guaranteed Percentage
Green Equity Investors VI, L.P.	43.95%
Green Equity Investors Side VI, L.P.	26.19%
Hux Investment Pte. Ltd.	29.86%
Total	100.00%